

Exhibit A

Name and Information of the Intermediary

Name of Intermediary:	Texture Capital
Company website:	texture.capital
Broker	Yes
CIK number	0001769517
SEC file number	8-70310
Compensation	5%
CRD	300853

Name of Intermediary:	KoreConX
Company website:	koreconx.com
Electronic Platform Provider	Yes
Compensation	Agreement



Texture Capital Inc.
Placement and Offering Services Agreement

THIS AGREEMENT (the "Agreement") is entered into regarding the placement of securities representing Securities of ELIXICURE INC., a CALIFORNIA Corporation (hereinafter called the "Issuer"), between the Issuer and Texture Capital Inc. (hereinafter called "Texture").

WHEREAS, Texture is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") and operates technology (the "Offering Platform") which establishes, vets and records the identity of potential investors, collects investment interest in offerings and which allows the Issuer to create and maintain Digital Securities facilitating accurate transfers of the Issuer's securities;

WHEREAS, the Issuer is offering for sale up to 10,000,000 of its Securities at a price of $1.00 (the "Securities"), as more fully described in the Issuer's Private Placement Memorandum;

WHEREAS, the Issuer desires to appoint Texture to serve as its lead, non-exclusive placement agent for the offering of Securities (the "Offering") and to facilitate transactions of Securities using Texture's Offering Platform;

WHEREAS, Texture desires to accept such appointments, and to serve as placement agent and provide the services described in this Agreement in connection therewith;

NOW THEREFORE, in consideration of the mutual promises and intending to be legally bound, the parties hereby agree as follows:

Issuer and Texture (collectively, the "Parties") agree as follows:

A. Appointment of Placement Agent.

The Issuer hereby appoints Texture as its lead, non-exclusive placement agent for the Issuer for the Placement Term, as-defined below at D2) and upon the terms herein set forth, for the purposes of obtaining purchasers for, and assisting in the offering of, the Securities in the manner contemplated herein.

Texture hereby accepts such appointment and agrees to use commercially reasonable efforts during such period to find eligible purchasers for the Offering. Texture from time to time in its sole discretion and at its own expense, may appoint sub-placement agents, who may or may not be affiliated with Texture, on such terms as Texture may determine, providing such terms are not inconsistent with this Agreement.



B. Securities to be Offered

The Issuer is offering Securities as set forth in the Private Placement Memorandum prepared by the Issuer which shall be true and correct in all material respects and updated as necessary, and the subscription agreement setting forth the terms of purchase (the "Subscription Agreement")

The Securities offered are intended to be exempt from registration under the Securities Act through an exemption qualification (i) with respect to sales to "U.S. persons" who are "accredited investors," the requirements of 17 CFR § 230.506(c) and Section 4(a)(2) of the Securities Act or (ii) with respect to persons outside of the United States who are other than "U.S. persons," the requirements of Regulation S under the Securities Act.

C. Placement – Investor qualification

1) Onboarding via the Texture Offering Platform

Issuer may direct all US investors expressing interest in the Securities to any placement agent approved by Issuer or to Issuer directly, to apply to become a Texture customer, which shall be offered to interested investors on a non-exclusive basis, such that such investors may thus be identified and qualified to invest through Texture's Offering Platform, as described herein. Texture will not levy any charges to investors as a part of this onboarding process.

Texture shall collect all potential investors' sufficient information including investors' identification information, investment suitability information and information supporting the accreditation and "Qualified Eligible Person ("QEP") status of all US investors in compliance with the rules, securities regulations and standards pertaining to Texture as a FINRA member broker-dealer. Texture shall further be responsible under this Agreement to detect and report suspicious activity as-required by the U.S. Bank Secrecy Act's Anti Money Laundering provisions, and shall use reasonable commercial efforts to monitor all investors that become customers of Texture (as described at C4), below) in this regard, on an ongoing basis.

2) Restrictions by Issuer

Should Issuer wish to restrict any specific investor or group of investors from purchasing Securities in the Offering, Issuer shall provide to Texture Issuer's acceptable Share transfer criteria based on the following criteria (or any other criteria mutually acceptable to Issuer and Texture, hereinafter "Purchase and Transfer Criteria") to Texture within 5 days of the Effective Date of this Agreement, which may include restrictions such as:

- Composition: any restrictions by Issuer on concentration, minimum holding size, number of Securities holders, or geographic or other restrictions for which Texture offers programmatic restrictions;
- Qualitative: any investor qualities or characteristics for which Texture may offer programmatic restrictions on Securities acquisitions;
- Combinatory: any criteria combining the above restrictive criteria;



- Blacklist: any 'blacklist' identifying investors whom Issuer deems not eligible to acquire Securities (regardless of above);
- Whitelist: any "whitelist" of investors who would qualify for Share ownership despite other broader restrictions;

Issuer may modify its Disclosure and Transfer Criteria by giving Texture 2 business days' written notice of the proposed modifications. Texture will make reasonable commercial efforts to implement changes expeditiously. Changes made will not apply retroactively to the application of Disclosure and Transfer Criteria described in this Agreement.

Should Issuer not wish to restrict sales to investors using these criteria, Issuer shall notify Texture accordingly, within 30 days of the Effective Date of this Agreement.

3) Provision and Control of Issuer Information Supporting Investment Decisions

Issuer shall provide to Texture with electronic copies of information for investors supporting those investors' decision to invest, including at minimum (but not limited to):
- a Private Placement Memorandum describing the terms of the Offering;
- a "Pitch Deck" consistent with the Private Placement Memorandum;
- a form of Subscription Agreement for purchasing Securities in the Offering.

The Issuer may provide to Texture electronic copies of any other material which the Parties agree may support the compliant Offering of the Securities.

Texture will configure its Offering Platform to limit direct access to all information provided by the Issuer and the Offering (except for access to Issuer's Public Information, as-defined hereunder) to only those investors who meet the Issuer's applicable Purchase and Transfer Criteria.

For clarity, the following Information provided by the Issuer will be treated as public ("Public Information") and may be posted on Texture's web site:
- Issuer Name;
- Issuer Industry;
- Issuer Web Site;
- Issuer Executive bios
- Issuer Business Summary;
- Issuer funding history and notable disclosed investors;
- Size of Offering;
- Close date of Offering;
- Any information regarding the Issuer which is otherwise publicly available and is reasonably believed by Texture to be factual and relevant to the securities issuance;
- Other Issuer-provided information as agreed in writing by the Parties

Texture will use best efforts to prevent entry of subscription orders from all investors for whom relevant information provided does not meet the Issuer's Disclosure and Transfer Criteria.



4) Eligible Investors

Texture customers who are qualified to invest in the Securities pursuant to all relevant securities regulations and satisfy Issuer's Purchase and Transfer Criteria, will be eligible to view the details of and to invest in the Offering. Information including personal and/or private information regarding investors shall be maintained digitally, confidentially and in accordance with Texture's Privacy Policy as published on its web site.

5) Reliance on verified Investor Information

Texture shall provide all reasonable assistance to support Issuer's ongoing investor identification needs and support Issuer's regulatory accreditation check obligations. Without limitation, Texture will provide to Issuer, information for all investors in the Offering including name, address, tax ID, accreditation status, accreditation method and accreditation validation date.

D. Placement Process

1) Subscription Agreements and Subscription Orders

Texture shall be responsible for electronically collecting and validating all Subscription Agreements from all Texture customers and for storing electronic copies of these agreements in a secure online system, accessible to the Issuer. Additionally, Texture shall be responsible for ensuring electronic orders matching the Subscription Agreements are entered into Texture's Offering Platform.

Texture or its affiliates may purchase Securities for their own account(s) as principal, although they will be under no obligation to do so.

Texture shall not be obligated to place any Securities with any investors, and this Offering by Texture shall be solely on a "best efforts basis."

2) Effective Date, Placement Term and Closing Dates

Securities will be offered from any date thereafter mutually agreed upon by Issuer and Texture until the earlier of either (i) the maximum agreed number of Securities have been placed, or (ii) one year from the Effective Date (such period the "Initial Term"), after which this Agreement shall automatically renew for periods of one (1) year (each such period, a "Subsequent Term"). This Agreement may be cancelled by any Party providing written notice to the other parties as described in Section PO(2) below no less than ninety (90) days before the expiry of the Initial Term or any Subsequent Term.

Closings of the Offering shall occur on a continuous basis, as Subscription Agreements are received and accepted by the Issuer. Each date on which the Issuer accepts a Subscription Agreement in accordance with the Offering is referred to as the "Closing Date" for each such investor's purchase of Securities.



E. Creation of Blockchain Ledger

Issuer shall maintain a copy of Issuer's record of all Securities issued, their registered owners and relevant related Issuer information on a blockchain ledger mutually agreeable to Texture and Issuer providing such blockchain record is compliant with Texture's systems and is supported by an organization with whom Texture has entered into an interface and support agreement whose terms are acceptable to Texture.

Issuer shall reimburse Texture for any charges levied to Texture by third party blockchain ledger provider or its affiliates or vendors which are directly related to Texture's access to the Issuer's blockchain ledger in performing its duties herein, and for which charges Texture can provide supporting documentation.

Issuer shall use best efforts to ensure that any subsequent changes to the Shareholder record are reflected in the blockchain ledger copy accessible to Texture.

For clarity, an Issuer may engage a Transfer Agent to fulfil its obligations under this Section, but the Issuer obligations herein at all times remain the responsibility of the Issuer.

F. Fees and Expenses

1) Placement Fees

In addition to any fees expressly itemized elsewhere in this Agreement, Texture shall receive placement fees as indicated in Schedule A.

Placement fees shall be remitted to Texture no more than five (5) business days after each investor's Closing Date.

2) Retainer/Onboarding

Issuer shall pay to Texture a retainer as indicated in Schedule A.

3) Expenses

Texture shall render a detailed invoice reflecting Texture's third party costs agreed to by the Parties in advance, and the Issuer agrees to timely reimbursement of such costs.

The Issuer hereby agrees to bear all of its expenses in connection with the Offering, including, but not limited to the following: filing fees, printing and duplicating costs, Issuer approved advertisements, road show costs and expenses, postage and mailing expenses with respect to the transmission of offering materials, registrar and transfer agent fees, escrow agent fees and expenses, fees of the Issuer's counsel, and accountants, issue and transfer taxes, if any.

The Issuer hereby agrees to bear all of its expenses in connection with the Offering, including, but not limited to the following: filing fees, printing and duplicating costs, Issuer approved advertisements, road



show costs and expenses, postage and mailing expenses with respect to the transmission of offering materials, registrar and transfer agent fees, escrow agent fees and expenses, fees of the Issuer's counsel, and accountants, issue and transfer taxes, if any.

4) Withdrawn Issuance

In the event that on or before the expiration of the Placement Term, Texture is ready and able to close the Offering and the Issuer refuses or is unable to close the Offering, Texture shall be entitled to terminate this Agreement on five (5) business days' notice (the "Agent Termination") and receive, in addition to any fees or expenses already due under this Agreement, a cancellation payment of $20,000 from the Issuer due and payable within three (3) business days from the effective date of the Agent Termination.

In any case where the Offering is not completed on or before the expiration of the Placement Term, and where investors have placed funds in an escrow fund pending completion of the issuance, Issuer hereby commits to ensure the return of all escrow funds in the full amount originally provided by investors for whom Texture acted as a Placement Agent, to those investors within 15 days.

In such a case of Agent Termination, Sections F, I J, K, M, N and P of this Agreement shall remain in force.

G. Listing Agreement

Issuer and Texture shall enter into an agreement governing Listing of the Shares for Trading on the Texture ATS, substantially in the form attached as Appendix C.

H. Advertising

5) Identification as Lead Placement Agent

Issuer and Texture agree that in any communications regarding the Issue where there are more than one placement agent named, Texture shall be the first-named among the placement agents.

Issuer and Texture agree that Texture may identify itself as "Lead Placement Agent" with respect to this issuance in any of its advertising material.

6) Advertising

Texture shall promote the Offering on its web site in compliance with the provisions of this Agreement and with prominence generally equivalent to any other issuance which Texture may concurrently be participating in.



I. Right of First Refusal.

Provided that the either of the Initial Closing or the collection of subscription agreements totalling the amount of any minimum offering amount described in the Private Placement Agreement is completed, Texture shall have the right of first refusal (the "Right of First Refusal") to participate as a non-exclusive Placement Agent and/or exclusively as the Offering Platform (either at Texture's sole choice) in regards to any equity financing entered into by the Issuer within twelve months from the later date among the Initial Closing Date or any Subsequent Closing Dates. This Right of First Refusal shall not apply to (i) any exclusive financing by a strategic partner whereby an investor brings qualitative value in addition to money being invested, (ii) any financing related to an acquisition transaction, or (iii) any underwritten public offering.

J. Representations, Warranties and Covenants of Texture.

Texture represents, warrants and covenants as follows:

(a) Texture is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and member in good standing of the Financial Industry Regulatory Authority ("FINRA") and will remain so during its participation of the Offering.

(b) Texture is a broker dealer registered under the securities laws of the states in which the Securities will be offered or sold by Texture, unless an exemption for such state registration is available to Texture.

(c) Texture has the necessary power to enter into this Agreement and to consummate the transactions contemplated hereby.

(d) The execution and delivery by Texture of this Agreement and the consummation of the transactions contemplated herein will not result in any violation of, or be in conflict with, or constitute a default under, any agreement or instrument to which Texture is a party or by which Texture is bound, or any judgment, decree, order or, to Texture's knowledge, any statute, rule or regulation applicable to Texture.

(e) This Agreement, when executed and delivered by Texture, will constitute the legal, valid and binding obligations of Texture, enforceable in accordance with their respective terms, except to the extent that (i) the enforceability hereof or thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect and affecting the rights of creditors generally, (ii) the enforceability hereof or thereof is subject to general principles of equity, or (iii) the indemnification provisions hereof or thereof may be held to violate public policy.

(f) Texture shall use reasonable commercial efforts to determine (i) whether the Investor is an Accredited Investor and Qualified Eligible Participant and (ii) that any information furnished by the Investor is true and accurate. Texture will not deliver any documents related to the Offering to any person it does not reasonably believe to be an Accredited Investor and a Qualified Eligible Participant.

(g) Texture shall have no obligation to insure that any check, note, draft or other means of payment for the Securities will be honored, paid or enforceable against the Investor in accordance with its terms.



(h) Texture will not intentionally take any action that it reasonably believes would cause the Offering to violate the provisions of the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the respective rules and regulations promulgated thereunder or applicable "Blue Sky" laws of any state or jurisdiction ("Securities Laws").

K. Representations and Warranties of the Issuer.

The Issuer represents and warrants as follows:

(a) The execution, delivery and performance of this Agreement has been or will be duly and validly authorized by the Issuer and will be, a valid and binding agreement of the Issuer, enforceable in accordance with its respective terms, except to the extent that (i) the enforceability hereof or thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect and affecting the rights of creditors generally, (ii) the enforceability hereof or thereof is subject to general principles of equity or (iii) the indemnification provisions hereof or thereof may be held to violate public policy.

(b) The Securities to be issued pursuant to the transactions contemplated by this Agreement have been duly authorized and, when issued and paid for in accordance with this Agreement will be fully paid and non-assessable.

(c) The outstanding capital stock of the Issuer has been duly authorized and issued and the Issuer has outstanding capitalization as disclosed in the Private Placement Memorandum.

(d) The Issuer is not a party to or bound by any instrument, agreement or other arrangement providing for it to issue any capital stock, rights, warrants, options or other securities, except for this Agreement, the agreements described herein, or as set forth in the Purchase Agreement.

(e) All issued and outstanding Securities of the Issuer have been duly authorized and validly issued and are fully paid and non-assessable; the holders thereof have no rights of rescission or preemptive rights with respect thereto and are not subject to personal liability solely by reason of being security holders; and none of such securities was issued in violation of the preemptive rights of any holders of any security of the Issuer.

(f) The Issuer has good and marketable title to, or valid and enforceable leasehold rights in, all items of real, personal and intellectual property necessary to conduct its business (including, without limitation any real or personal property to be owned or leased by the Issuer).

(g) There is no material litigation or governmental proceeding pending or, to the best of the Issuer's knowledge, threatened against, or involving the properties or business of the Issuer except as disclosed in the Private Placement Memorandum attached hereto.

(h) The Issuer is not aware of any federal or securities violations by any of its current officers, directors or consultants, nor does the Issuer believe that any of its officers, directors or consultants are or were the subject of any enforcement proceedings by the SEC or FINRA.

(i) The Issuer has been duly organized and is validly existing as a corporation in good standing under the laws of the State of [*insert*]. The Issuer does not own or control, directly or indirectly, an interest in any other corporation, partnership, trust, joint venture or other business entity except as disclosed in the Private Placement Memorandum attached hereto.

(j) The Issuer is duly qualified or licensed and in good standing as a foreign corporation in each jurisdiction in which the character of its operations requires such qualification or licensing and where failure to so qualify would have a material adverse effect on the Issuer. The Issuer has all



requisite power and authority, and all material and necessary authorizations, approvals, orders, licenses, certificates and permits of and from all governmental regulatory officials and bodies (domestic and foreign) to the Issuer's knowledge to conduct its business (and proposed business), and the Issuer is doing business in strict compliance with all such authorizations, approvals, orders, licenses, certificates and permits and all foreign, federal, state and local laws, rules and regulations concerning the business in which it is engaged.

(k) The Issuer has all power and authority to enter into this Agreement, to carry out the provisions and conditions hereof, and all consents, authorizations, approvals and orders required in connection herewith have been obtained. No consent, authorization or order of, and no filing with, any court, government agency or other body is required by the Issuer for the issuance of the securities except for applicable federal and state securities laws. The Issuer, in the last three years, has not incurred any liability arising under or as a result of the application of any of the provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 or the Rules and Regulations.

(l) The Issuer is not in breach of, or in default under, any term or provision of any material indenture, mortgage, deed of trust, lease, note, loan or credit agreement or any other material agreement or instrument evidencing an obligation for borrowed money, or any other material agreement or instrument to which it is a party or by which it or any of its properties may be bound or affected except as otherwise disclosed in writing to Texture.

(m) The Issuer is not in violation of any provision of its charter or by-laws nor in violation of any franchise, license, permit, judgment, decree or order, or in violation of any statute, rule or regulation to the Issuer's knowledge. Neither the execution and delivery of this Agreement, nor the issuance and sale or delivery of the Securities, nor the consummation of any of the transactions contemplated herein, has conflicted with or will conflict with, or has resulted in or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Issuer or pursuant to the terms of any indenture, mortgage, deed of trust, note, loan or credit agreement or any other agreement or instrument evidencing an obligation for borrowed money, or any other agreement or instrument to which the Issuer may be bound or to which any of the property or assets of the Issuer is subject except (a) where such default, lien, charge or encumbrance would not have a material adverse effect on the Issuer and (b) nor will such action result in any violation of the provisions of the charter or the by-laws of the Issuer or, assuming the due performance by Texture of its obligations hereunder, any statute or any order, rule or regulation applicable to the Issuer of any court or of any foreign, federal, state or other regulatory authority or other government body having jurisdiction over the Issuer.

(n) The representations of the Issuer in the attached Private Placement Agreement and any other of the Issuer's issuance and marketing materials provided as-described in Section C3), or as-provided to investors directly shall be true and correct as of the date of any Closing.

(o) There are no claims for services in the nature of a finder's or origination fee with respect to the sale of the Securities or any other arrangements, agreements or understandings that may affect Texture's compensation.

(p) The Issuer owns or possesses, free and clear of all liens or encumbrances and rights thereto or therein by third parties, the requisite licenses or other rights to use all trademarks, service marks, copyrights, service names, trade names, patents, patent applications and licenses necessary to conduct its business and to the best of the Issuer's knowledge there is no claim or



action by any person pertaining to, or proceeding, pending or threatened, which challenges the exclusive rights of the Issuer with respect to any trademarks, service marks, copyrights, service names, trade names, patents, patent applications and licenses used in the conduct of the Issuer's businesses except any claim or action that would not have a material adverse effect on the Issuer; to the best of the Issuer's knowledge, the Issuer's current products, services or processes do not infringe or will not infringe on the patents currently held by any third party.

(q) Except in the ordinary course of business and as disclosed in the Private Placement Memorandum attached hereto, the Issuer is not under any obligation to pay royalties or fees of any kind whatsoever to any third party with respect to any trademarks, service marks, copyrights, service names, trade names, patents, patent applications, licenses or technology it has developed, uses, employs or intends to use or employ, other than to their respective licensors.

(r) Subject to the performance by Texture of its obligations hereunder, the offer and sale of the Securities will comply, up to the Closing, in all material respects with the requirements of Rule 506(c) of Regulation D promulgated by the SEC pursuant to the Securities Act of 1933 and with any other applicable federal and state laws, rules, regulations and executive orders. The Issuer will not cause or knowingly permit any action to be taken in connection with the placement which violates the Securities Act of 1933 or any state securities laws.

(s) All taxes which are due and payable from the Issuer have been paid in full and the Issuer does not have any material tax deficiency or claim outstanding assessed or proposed against it.

(t) None of the Issuer nor to the best of the Issuer's knowledge any of its officers, directors, employees or agents, nor any other person acting on behalf of the Issuer, has, directly or indirectly, given or agreed to give any money, gift or similar benefit (other than legal price concessions to customers in the ordinary course of business) to any customer, supplier, employee or agent of a customer or supplier, or official or employee of any governmental agency or instrumentality of any government (domestic or foreign) or any political party or candidate for office (domestic or foreign) or other person who is or may be in a position to help or hinder the business of the Issuer (or assist it in connection with any actual or proposed transaction) which (i) might subject the Issuer to any damage or penalty in any civil, criminal or governmental litigation or proceeding, or (ii) if not given in the past, might have had a materially adverse effect on the assets, business or operations of the Issuer as reflected in any of the financial statements, or (iii) if not continued in the future, might adversely affect the assets, business, operations or prospects of the Issuer in the future.

(u) All information and statements provided by the Issuer to prospective investors (including material provided through Texture as provided herein) will be true and correct.

(v) Any written offering material prepared by the Issuer will not be misleading or violative of the anti-fraud provisions of the Securities Act of 1933 or the Securities Exchange Act of 1934.

(w) The financial statements presented to Texture fairly reflect the financial condition of the Issuer and the results of its operations at a time and for the periods covered by the financial statements.

L. Certain Covenants and Agreements of the Issuer.

The Issuer covenants and agrees at its expense and without any expense to Texture as follows:



(a) To advise Texture in writing of any material adverse change in the Issuer's financial condition, prospects or business or of any development materially affecting the Issuer or rendering untrue or misleading any material statement in the Private Placement Memorandum attached hereto occurring at any time prior during the offering of any Securities as soon as the Issuer is either informed or becomes aware thereof.

(b) To ensure that any transactions between or among the Issuer, or any of its officers, directors and affiliates be on terms and conditions that are no less favorable to the Issuer, than the terms and conditions that would be available in an "arm's length" transaction with an independent third party.

(c) To cooperate with Texture as to permit the Offering to be conducted in a manner consistent with the applicable state and federal securities.

(d) To not cause or knowingly permit any action to be taken in connection with the placement which violates the Securities Act of 1933 or any State securities laws.

M. Indemnification.

(a) The Issuer hereby agrees that it will indemnify and hold Texture and each officer, director, shareholder, employee, attorneys, accountants, agents or representative of Texture, and each person controlling, controlled by or under common control with Texture within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 or the SEC's rules and regulations promulgated thereunder (the "Rules and Regulations"), harmless from and against any and all loss, claim, damage, liability, cost or expense whatsoever (including, but not limited to, any and all reasonable legal fees and other expenses and disbursements incurred in connection with investigating, preparing to defend or defending any action, suit or proceeding, including any inquiry or investigation, commenced or threatened, or any claim whatsoever or in appearing or preparing for appearance as a witness in any action, suit or proceeding, including any inquiry, investigation or pretrial proceeding such as a deposition including attorneys' fees in the event of a breach of this representation and warranty) to which Texture or such indemnified person of Texture may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934, the Rules and Regulations, or any other federal or state law or regulation, common law or otherwise, arising out of or based upon (i) any untrue statement or alleged untrue statement of a material fact contained in (a) this Agreement, (b) any written offering material prepared by the Issuer (except those written statements relating to Texture given by an indemnified person for inclusion therein), (c) any application or other document or written communication executed by the Issuer or based upon written information furnished by the Issuer filed in any jurisdiction in order to qualify the Securities under the securities laws thereof, or any state securities commission or agency; (ii) the omission or alleged omission from documents described in clauses (a), (b) or (c) above of a material fact required to be stated therein or necessary to make the statements therein not misleading; (iii) the breach of any representation, warranty, covenant or agreement made by the Issuer in this Agreement or (iv) any claim from any Placement Agent in connection with the Offering. The Issuer further agrees that upon demand by an indemnified person, at any time or from time to time, it will promptly reimburse such indemnified person for any loss, claim, damage, liability, cost or expense actually and reasonably paid by the indemnified person as to which the Issuer has indemnified such person pursuant hereto. Notwithstanding the foregoing provisions of this Section ML(a), any such payment or reimbursement by the Issuer of fees,



expenses or disbursements incurred by an indemnified person in any proceeding in which a final judgment by a court of competent jurisdiction (after all appeals or the expiration of time to appeal) is entered against Texture or such indemnified person as a direct result of Texture or such person's gross negligence or willful misfeasance will be promptly repaid to the Issuer.

(b) Texture hereby agrees that it will indemnify and hold the Issuer and each officer, director, shareholder, employee or representative of the Issuer, and each person controlling, controlled by or under common control with the Issuer within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 or the Rules and Regulations, harmless from and against any and all loss, claim, damage, liability, cost or expense whatsoever (including, but not limited to, any and all reasonable legal fees and other expenses and disbursements incurred in connection with investigating, preparing to defend or defending any action, suit or proceeding, including any inquiry or investigation, commenced or threatened, or any claim whatsoever or in appearing or preparing for appearance as a witness in any action, suit or proceeding, including any inquiry, investigation or pretrial proceeding such as a deposition) to which the Issuer or such indemnified person of the Issuer may become subject under the Securities Act of 1933, the Securities Exchange Act of 1934, the Rules and Regulations, or any other federal or state law or regulation, common law or otherwise, arising out of or based upon (i) the conduct of Texture or its officers, employees or representatives in acting as placement agent for the Offering or (ii) the breach of any representation, warranty, covenant or agreement made by Texture in this Agreement. Texture further agrees that upon demand by an indemnified person, at any time or from time to time, it will promptly reimburse such indemnified person for any loss, claim, damage, liability, cost or expense actually and reasonably paid by the indemnified person as to which Texture has indemnified such person pursuant hereto. Notwithstanding the foregoing provisions of this Section M~~L~~(b), any such payment or reimbursement by Texture of fees, expenses or disbursements incurred by an indemnified person in any proceeding in which a final judgment by a court of competent jurisdiction (after all appeals or the expiration of time to appeal) is entered against the Issuer or such indemnified person as a direct result of the Issuer or such person's gross negligence or willful misfeasance will be promptly repaid to Texture.

(c) Promptly after receipt by an indemnified party of notice of commencement of any action covered by Section M~~L~~(a) or M~~L~~(b), the party to be indemnified shall, within five (5) business days, notify the indemnifying party of the commencement thereof; the omission by one indemnified party to so notify the indemnifying party shall not relieve the indemnifying party of its obligation to indemnify any other indemnified party that has given such notice and shall not relieve the indemnifying party of any liability outside of this indemnification if not materially prejudiced thereby. In the event that any action is brought against the indemnified party, the indemnifying party will be entitled to participate therein and, to the extent it may desire, to assume and control the defense thereof with counsel chosen by it which is reasonably acceptable to the indemnified party. After notice from the indemnifying party to such indemnified party of its election to so assume the defense thereof, the indemnifying party will not be liable to such indemnified party under such Section M~~L~~(a) or M~~L~~(b) for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof, but the indemnified party may, at its own expense, participate in such defense by counsel chosen by it, without, however, impairing the indemnifying party's control of the defense. Subject to the proviso of this sentence and notwithstanding any other statement to the



contrary contained herein, the indemnified party or parties shall have the right to choose its or their own counsel and control the defense of any action, all at the expense of the indemnifying party if, (i) the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such action at the expense of the indemnifying party, or (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to such indemnified party to have charge of the defense of such action within a reasonable time after notice of commencement of the action, or (iii) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses of one additional counsel shall be borne by the indemnifying party; provided, however, that the indemnifying party shall not, in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstance, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No settlement of any action or proceeding against an indemnified party shall be made without the consent of the indemnifying party.

(d) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section ML(a) or ML(b) is due in accordance with its terms but is for any reason held by a court to be unavailable on grounds of policy or otherwise, the Issuer and Texture shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with the investigation or defense of same) which the other may incur in such proportion so that the Issuer and Texture shall each be responsible for such percent of the aggregate of such losses, claims, damages and liabilities as shall equal the percentage of the fault of each of the Issuer and Texture; *provided, however*, that no person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act of 1933 shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section ML(d), any person controlling, controlled by or under common control with Texture, or any partner, director, officer, employee, representative or any agent of any thereof, shall have the same rights to contribution as Texture and each person controlling, controlled by or under common control with the Issuer within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 and each officer of the Issuer and each director of the Issuer shall have the same rights to contribution as the Issuer. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this Section ML(d), notify such party from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation they may have hereunder or otherwise if the party from whom contribution may be sought is not materially prejudiced thereby. The indemnity and contribution agreements contained in this Section ML shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any indemnified person or any termination of this Agreement. Notwithstanding anything to the contrary in this Section ML, no party shall be liable for contribution with respect to the settlement of any claim or action effected without its written consent.



N. Non-Circumvention.

Pursuant to this Agreement, it is contemplated that Texture shall supply to the Issuer and its officers and directors a certified list (the "Certified List") of investors and customers that Texture has contacted in connection with the Offering. If, during the twelve month period after the Placement Term, the Issuer completes a Transaction (as defined below) with a person on the Certified List, the Issuer shall pay Texture concurrently with the closing of such Transaction the placement fee compensation due under Section F**Error! Reference source not found.Error! Reference source not found.** of this Agreement.

"Transaction" shall be defined as any direct or indirect sale, transfer, conveyance, exchange, financing, investment, trade, exchange or other change in legal or beneficial ownership of any property, whether accomplished by an issuance or purchase of assets of securities, merger, consolidation, management contract, joint venture, partnership, trade or exchange of assets or stock or otherwise.

O. Conditions of Closing.

Closings of the Offering shall occur on a continuous basis, as Subscription Agreements are received and accepted by the Issuer, and further confirmed complete and compliant by Texture and the Issuer. The obligations of Texture hereunder shall be subject to the continuing accuracy of the representations and warranties of the Issuer and Company herein as of the date hereof and as of each Closing Date as if made on and as of such Closing Date; and the following further conditions:

(a) At and prior to any Closing Date, (i) there shall have been no material adverse change in the condition or prospects or the business activities, financial or otherwise, of the Issuer or the Company from the latest dates as of which such condition is set forth in the offering materials; (ii) there shall have been no transaction, not in the ordinary course of business, entered into by the Issuer or the Company which has not been disclosed in the offering materials or to Texture in writing; (iii) except as set forth in the offering materials, the Issuer or the Company shall not be in default under any provision of any instrument relating to any outstanding indebtedness for which a waiver or extension has not been otherwise received; (iv) except as set forth in the offering materials, the Issuer or the Company shall not have issued any securities (other than those to be issued as provided in the offering materials) or declared or paid any dividend or made any distribution of its capital stock of any class and there shall not have been any change in the indebtedness (long or short term) or liabilities or obligations of the Issuer (contingent or otherwise); (v) no material amount of the assets of the Issuer or the Company shall have been pledged or mortgaged, except as indicated in the offering materials; and (vi) no action, suit or proceeding, at law or in equity, against the Issuer or the Company or affecting any of its properties or businesses shall be pending or threatened before or by any court or federal or state commission, board or other administrative agency, domestic or foreign, wherein an unfavorable decision, ruling or finding could materially adversely affect the businesses, prospects or financial condition or income of the Issuer or the Company, except as set forth in the offering materials.



P. Miscellaneous.

(a) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all which shall be deemed to be one and the same instrument.

(b) Any notice required or permitted to be given hereunder shall be given in writing and shall be deemed effective when deposited in the United States mail, postage prepaid, or when received if personally delivered or faxed, addressed as follows:

For: Issuer	For: **TEXTURE CAPITAL INC.**
To: ELIXICURE INC.	To: Texture Capital Inc.
Attention: YANIV KOTLER	Attention: Richard Johnson
Title: CEO	Title: CEO
E-mail: Yaniv@ELIXICURE.com	E-mail Richard@Texture.Capital
Phone: 714.393.3722	Phone: +1-646-979-8558

or to such other address of which written notice is given to the others.

(c) This Agreement shall be construed pursuant to the laws of the State of New York without regard to conflicts of law principals thereof. Any controversy arising hereunder shall be resolved by arbitration from the Financial Industry Regulatory Authority (FINRA).

(d) This Agreement contain the entire understanding between the parties hereto and may not be modified or amended except by a writing duly signed by the party against whom enforcement of the modification or amendment is sought.

(e) If any provision of this Agreement shall be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of this Agreement.



IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

TEXTURE CAPITAL INC.   **Issuer**

Signature: Signature:

Print Name: Richard Johnson   Print Name: YANIV KOTLER

Title: CEO   Title: CEO

Date: 7-20-2022   Date: 7/19/22



Schedule A

Fee Schedule

	Description of Services	Fees
i.	Monthly retainer for Reg D issuance, deductible against placement fees – 3 months only.	$5,000
ii.	Reg D capital raise: Placement Fees as a percentage of the issuance proceeds raised from sale of Securities to investors who were identified by Texture or who were Texture clients before the date of this Agreement, invested through the Texture Offering Platform, or were introduced via syndication.	5%
iii.	Reg A capital raise: Placement Fees as a percentage of the issuance proceeds raised from sale of Securities.	1%

Exhibit B

Subscription Agreement & Oversubscriptions

In case of oversubscription, where the demand of the shared exceeds the number of the offered shared, the Company along with its underwriters will:

1. Increase the per-unit price of the securities on offer.
2. Offer additional securities.

Elixicure Inc.

SUBSCRIPTION AGREEMENT

Subscription Disclosures

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MEMORANDUM HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING MEMORANDUM DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TEXTURE.CAPITAL (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING MEMORANDUM OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE

TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

1. <u>Subscription</u>.

Subscription Agreement

a.   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Common Stock (the "Shares"), of Elixicure Inc. (the "Company"), a Corporation, organized under the state of California, for the principal amount of $[PURCHASE AMOUNT], upon the terms and conditions set forth herein. The Securities being subscribed for under this Subscription Agreement and any other security that may be issuable upon conversion or exercise of the Securities are also referred to as the "Securities." The rights and preferences of the Securities are as set forth in the Company's Bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

b.   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Memorandum of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

c.   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

d.   The aggregate principal amount of Securities sold shall not exceed $1,070,000.00 (the "Maximum Offering"). The Company may accept subscriptions until January 20, 2024 (the "Termination Date"). Providing that subscriptions for $250.00 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

e.   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by TBD(the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Fundopolis's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company or any transfer agent the Company, in its discretion, choses to maintain records of

Securities ownership, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

a. Organization and Standing. The Company is a Corporation duly formed, validly existing and in good standing under the laws of the State of California. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Bylaws and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign entity in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

b. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

 c. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary corporate actions on the part of the Company. The Securities, when so issued, sold and delivered against payment thereof in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

d.   Authority for Agreement. All action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing.

The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

e.   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

f.   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of February 24, 2023 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Memorandum and on the Company's raise page at Texture.capital. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. If required by Regulation CF, the Company has retained the services of an independent accounting firm to audit or review the Financial Statements to determine if they remain within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

g.   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

4.Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s)

a.   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Bylaws and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

b.   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

c.   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

d.   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

   i. To the Company;
   ii. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
   iii. As part of an offering registered under the Securities Act with the SEC; or

iv. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

e.   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Shareholder (or potential Shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

f.   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

g.   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

h.   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and

(iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pays all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of California.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION,

ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. <u>Miscellaneous</u>.
a.   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b.   This Subscription Agreement is not transferable or assignable by Subscriber.
c.   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d.   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e.   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

f.   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

g.   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

h.   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

i.   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

j.   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

k.   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

l.   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

1. Type of Ownership (Select only one.)

Non-Custodial Ownership		Custodial Ownership
☐ **Individual** — One signature required.		☐ **Traditional IRA** — Owner and custodian signatures required.
☐ **Joint Tenants with Rights of Survivorship** — All parties must sign.		☐ **Roth IRA** — Owner and custodian signatures required.
☐ **Community Property** — All parties must sign.		☐ **Simplified Employee Pension/Trust (SEP)** — Owner and custodian signatures required.
☐ **Tenants in Common** — All parties must sign.		☐ **KEOGH** — Owner and custodian signatures required.
☐ **Uniform Gift to Minors Act** — State of _____ Custodian signature required.		☐ **Other** — _____ Owner and custodian signatures required.
☐ **Uniform Transfer to Minors Act** — State of ___ Custodian signature required.		**Custodian Information** (To be completed by custodian.)
☐ **Qualified Pension or Profit-Sharing** Plan — Include plan documents.		Name Of Custodian:
☐ **Trust** — Include title, signature and "Powers of the Trustees" pages.		Mailing Address: City: _____
☐ **Corporation** — Include corporate resolution, articles of incorporation and bylaws. Authorized signature required.		State:_____ Zip Code: _____ Tax ID # --------------------
☐ **Partnership** — Include partnership agreement. Authorized signature(s) required.		Custodian Account #: Custodian Phone #: Office # Fax #

☐ **Other (Specify)** — _____ _____ *Include title and signature pages.*		

2. Investor Information (You must include a permanent street address even if your mailing address is a P.O. Box.)

Individual/Beneficial Owner: (Please print name(s) to whom Shares are to be registered.)			
First, Middle, Last Name:	Social Security #:	Date of Birth:	
Street Address:	City:	State:	Zip Code:
Daytime Phone #:	If Not a US Citizen, Specific Country of Citizenship:		
E-mail Address:			

Joint-Owner/Minor: (If applicable.)			
First, Middle, Last Name:	Social Security #:	Date of Birth:	
Street Address:	City:	State:	Zip Code:
Daytime Phone #:	If Not a US Citizen, Specific Country of Citizenship:		

Trust:			
Name of Trust:	Tax ID #:	Date of Trust:	
Name(s) of Trustee(s)*:	Name(s) of Beneficial Owner(s)*:		
Beneficial Owner(s) Street Address:	City:	State:	Zip Code:
Social Security #:	Date of Birth:	Occupation:	

Corporation/Partnership/Other:			
Entity Name:	Tax ID #:	Date of Formation:	
Name of Officer(s), General Partner or other Authorized Person(s):			
Street Address:	City:	State:	Zip Code:

*If there is more than one trustee or beneficial owner, we will require documents for the requested information for each additional trustee and/or beneficial owner.

[*SIGNATURE PAGE FOLLOWS*]

Elixicure Inc.

Subscription Agreement Signature Page

The undersigned, desiring to purchase Common Stock of Elixicure Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

a.   The aggregate principal amount of the Security the undersigned hereby irrevocably subscribes for is $[PURCHASE AMOUNT].

 b.   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of, [SUBSCRIBER].

_____

Signature

_____

Name (printed)

_____

Address 1

_____

Address 2

_____

Date

If the Securities are to be purchased in joint names, both Subscribers must sign:

_____

Signature

_____

Name (printed)

_____

Address 1

_____

Address 2

_____

Date

This Subscription is accepted on _____, 2023

Elixicure Inc

By:_____
Name: Yaniv Kotler
Title: Founder & CEO

Bank Wire Instructions / ACH Instructions

Account Name: **Elixicure Inc.**

Account Holder Address: 3501 W. Moore Ave. Unit A

                                 Santa Ana, CA 92704

Bank Name: **Wells Fargo Bank**

Bank Address: 10060 Slater Ave.

                                 Fountain Valley, CA 92708

Bank Phone: (714) 962-4412

Wire Routing Transit Number (RTN/ABA):
121000248

Account Number: **2723145450**

Make Checks Payable To*: Elixicure Inc.*

                            3501 W. Moore Ave. Unit A

                            Santa Ana, CA 92704

                            (714) 884-3117

[This page intentionally left blank]

Exhibit C

Company's Assets & List of Employees and Bios

Elixicure
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	327,369.92
Accounts Receivable	23,179.17
Other Current Assets	
*Undeposited Funds	2,118.19
Inventory Asset	97,728.84
Total Other Current Assets	99,847.03
Total Current Assets	450,396.12
Fixed Assets	
Vehicles	20,148.20
Total Fixed Assets	20,148.20
TOTAL ASSETS	**470,544.32**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	22,317.31
Total Current Liabilities	22,317.31
Total Liabilities	22,317.31
Equity	
*********Opening Balance Equity	4,592.70
Capital Stock	355,000.00
Opening Balance Equity	104,967.46
Net Income	-16,333.15
Total Equity	448,227.01
TOTAL LIABILITIES & EQUITY	**470,544.32**

Elixicure
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	19,924.82
Accounts Receivable	46,086.05
Other Current Assets	133,918.14
Total Current Assets	199,929.01
Fixed Assets	31,368.52
TOTAL ASSETS	**231,297.53**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	35,190.48
Total Current Liabilities	35,190.48
Total Liabilities	35,190.48
Equity	
*********Opening Balance Equity	4,592.70
*Retained Earnings	-16,333.15
Capital Stock	462,500.00
Opening Balance Equity	96,488.71
Net Income	-351,142.92
Total Equity	196,105.34
TOTAL LIABILITIES & EQUITY	**231,295.82**

MANAGERS, OFFICERS, AND KEY PERSONS

The Company is managed by its managers and officers appointed by the directors. The managers and officers who manage the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (2) years.

Officers & Managers

Name	Position	Principal Occupation and Employment Responsibilities for the Last Three (2) Years	Education
Yaniv Kotler	Chief Executive Officer & Director	Manager of the Company since May 17, 2020, • Responsibilities: Overseeing daily operations and strategic direction of the Company • In charge of managing the company's overall operations. • Member of the board of directors of the Company. Advising on the strategic direction of the Company. Co-founder and CEO of Elixicure, Inc. • Delegating and directing agendas, driving profitability, managing company organizational structure, and strategy, and communicating with the board.	Orange Coast College

Eyal Kotler	Chief Financial Officer & Director	Chief Financial Officer of the Company, since May 17, 2017, • Responsibilities: Understanding daily operational needs and strategic implementation of strategies for the Company • Understanding of financial reporting and budgeting, including, but not limited to yields, and TE as well as Run Strategy and all conversation and deployment KPI's. • Member of the board of directors of the Company. Advising on the strategic direction of the Company. Co-founder and CFO of Elixicure, Inc. • Delegating and directing agendas, driving profitability, managing company organizational structure, and strategy, and communicating with the board.	Argosy University B.A. Tel-Aviv University M.A
Ray Thorsky	Chief Technology Officer & Director	Chief Technology Officer of the Company & Creative Director, since May 17, 2017 • Responsibilities: Implementing digital media, marketing, design & brand development. • oversees the entire information technology department and is responsible for integrating business needs and requirements into IT planning and operations. • Member of the board of directors of the Company. Advising on the strategic direction of the Company. Co-founder and CTO of Elixicure, Inc. • Implementing Technical agendas, driving active users, , managing company technical organizational structure, and strategy, and communicating with the board.	Mount San Antonio College Brooks College

Zachary Baldwin	General Operations Manager	General Manager of Elixicure since May 17, 2020 ● Responsibilities: Oversees many operations related to the manufacture and distribution of goods and is usually responsible for hiring employees, providing feedback, and developing team-building strategies. ● Improving efficiency and increasing departmental profits while managing the company's overall operations & team-building	Orange Coast College

Elixicure Inc. Organizational Chart



Shareholders

Board Of Directors

Chief Executive Officer (CEO)
Yaniv Kotler

Chief Financial Officer
Eyal Kotler

General Manager Operations
Zach Baldwin

Chief Technology Officer
(CTO) Ray Thorsky

Exhibit D

List U.S. States Where Securities Will Be Offered

List of Jurisdictions Elixicure will be offering Securities:

Alabama	Illinois	Nebraska	South Carolina
Arkansas	Indiana	Nevada	South Dakota
Arizona	Iowa	New Hampshire	Tennessee
Alaska	Kansas	New Jersey,	Texas
California	Kentucky,	New Mexico	Utah,
Colorado	Louisiana	New York	Vermont
Connecticut	Maine	North Carolina	Virgin Islands, U.S
Delaware	Maryland	North Dakota	Virginia
District of Columbia	Massachusetts	Ohio	Washington
Florida	Michigan	Oklahoma	West Virginia
Georgia	Minnesota	Oregon	Wisconsin
Guam	Mississippi	Pennsylvania	Wyoming
Hawaii	Missouri	Puerto Rico	American Samoa
Idaho	Montana	Rhode Island	Northern Mariana Islands

Exhibit E

Risk Factors

Material Risk Factors for investors:

- **Security of the Crowdfunding Portal or Platform** - Online forums and social media are ideally suited for equity crowdfunding because they offer wide reach, scalability, convenience, and ease of recordkeeping. Elixicure will assure that proper Due-Diligence will be conducted, and we are confident that we chose the best online platform and broker to assure minimizing this risk. By choosing out online partner, we also reduce security breaches, and allow our investors a well guarded and secured investment experience.
- **Years to Materialize** - it might take many years to see returns on equity in crowdfunded ventures. Elixicure will work hard to keep going forward as described in its business plan and not deviate from its business purpose and social need. To avoid capital erosion Elixicure will focus on wealth creation and will deploy funds to research and growth.
- **Lower-Quality Investments the Norm** - For skeptics, the question arises whether a company would only use equity crowdfunding as a last resort. For example, if a company cannot attract funding from conventional start-up funding sources like angel investors and venture capitalists, perhaps it would turn to equity crowdfunding. If that is the case, then equity crowdfunded businesses are likely to be more mediocre investment opportunities with limited growth potential.
- **Lack of transparency** - When it comes to describing the performance/effectiveness of our product, prices, associated fees, turn around times, Elixicure is committed to provide maintain full transpart accounting and deployment of the raised funds. Elixicure will submit all necessary financial reports, and will comply to each inventor's request for documents in a timely manner.
- **Lack of solvency and reserve capital** - Elixicure was formed in 2017, and has a proven product line, which increased its appearance and exposure in the general market over the past years. Elixicure has successfully launched over 4 pain relief products, and has been an active member of the local health, wellness and sports community. Unforeseen expenses occasionally arrive and the company must have the liquidity to address any costs associated with changes in the market and or regulatory landscape.
- **Failure to qualify and diversify** - Elixicure is committed to its business continuity, and it has been investing with close relationships with its vetted suppliers/manufacturers. Occasions arise where suppliers and manufactures have changes to availability of materials and supplies as well as capacity to handle changing regulations. Elixicure is committed to doing its due-diligence with regard to these matters to enable it to continue its mission and business.
- **Exposing intellectual property**: Without thorough trademark searches, you are exposing your company to potential trademark infringement claims.
- **FDA Compliance** - FDA regulations are constantly changing and the company will do its due-diligence to ensure it is in compliance with all federal and state laws by seeking qualified consultants and legal experts.
- **Lack of sufficient R&D** - Research and development funds required are for the pilot study of our product to show efficacy for claims for conditions outlined per our research and development deck for series A funding. A second series B round will follow for FDA clinical trials approval given that the pilot study shows efficacy for the claims for our product. Study costs may change pending outcomes or unforeseen expenses not disclosed or known to us by our selected clinical research group.
- **Limited operating history; No assurance of profitability; Anticipated losses.** The Company Elixicure Inc. began operations in 2021 as a California Corporation and, accordingly, has limited operating history on which to base an evaluation of its business. The Company's business must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets which involve technology. Our proposed operations are subject to

all of the risks inherent in the establishment of a new business enterprise. Accordingly, the likelihood of our success must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the starting and expansion of a business and the relatively competitive environment in which we will operate. Unanticipated delays, expenses and other problems such as setbacks in product development, product manufacturing, and market acceptance are frequently encountered in establishing a new business such as ours. There can be no assurance that the Company will be successful in addressing such risks, and any failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. Because of our limited operating history, we have limited historical financial data on which to base planned operating expenses. Accordingly, our expense levels, which are, to a large extent, variable, will be based in part on our expectations of future revenues. As a result of the variable nature of many of our expenses, we may be unable to adjust spending in a timely manner to compensate for any unexpected delays in the development and marketing of our products or any subsequent revenue shortfall. Any such delays or shortfalls will have an immediate adverse impact on our business, operating results and financial condition.

- **Sustain Operating Losses in the first 12-24 months**. It is anticipated that ELIXICURE will initially sustain operating losses. Its ability to become profitable depends on success in licensing and selling ELIXICURE products. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in offering new and unique products may impact whether the Company is successful. Furthermore, ELIXICURE may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that ELIXICURE will ever become profitable. If ELIXICURE sustains losses over an extended period-of-time, it may be unable to continue in business.The Company has not achieved consistent profitability on a quarterly or annual basis to date. To the extent that net revenue does not grow at anticipated rates or that increases in its operating expenses precede or are not subsequently followed by commensurate increases in net revenue, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that the Company's operating losses will not increase in the future or that the Company will ever achieve or sustain profitability.

- **Need for Additional Financing.** We will apply the proceeds of the Offering to expansion of the business, purchasing inventory, advertising and marketing our products, expanding the sales organization and for other working capital requirements to fuel the anticipated growth, and provide the necessary capital to execute the Company's business plans which include expansion into foreign markets. We may require additional funds to finance our operations and should funds from revenues be delayed, the funds raised under this Offering may be insufficient to satisfy further operating needs. In the event borrowing is required, we may be highly leveraged and subject to all the risks of any such borrowing. There can be no assurance that any required financing will be available on acceptable terms. See "Use of Proceeds." The Company has limited working capital and there may not be sufficient financial resources available to carry out planned ELIXICURE operations. We depend upon timely availability of adequate working capital in order to meet the objectives of our technology, product production and development of our business plans. We estimate that the additional externally-generated equity investment required for ELIXICURE to achieve self-sustaining positive cash flow from operations in 2024 will be approximately $1 million, and it is currently planned that this funding will be provided by the proceeds of this private placement, but there can be no assurance that positive cash flow will ever occur.

- **No Guarantee Sell all Its Shares.** There can be no assurance that the Company will sell the maximum number of Shares offered in this private placement, or that ELIXICURE development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If ELIXICURE is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned development and/or rate of growth of ELIXICURE sales; limit ELIXICURE's ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The Company's working capital requirements may significantly vary from those currently anticipated. ELIXICURE may incur significant losses and there can be no assurance that ELIXICURE will ever become a profitable business. The Company has limited working capital and requires significant additional financing, which may or may not be available.

- **Competition**. The Company will be in competition with other more established companies. These companies may be better capitalized and have more established name recognition than our Company. There is no assurance that the Company can successfully enter this marketplace, and compete successfully.

- **Risk of Defective Products and Damaged Reputation**. If any of the Company's products contain defects, or has reliability, quality or other problems, the Company's reputation could be damaged significantly and customers might be reluctant to use our products, which could result in the loss of revenues. The Company may have to invest significant capital and other resources to correct these problems. Such expenditures to correct defects and the effect on the Company's reputation could have a material adverse effect on the business, financial condition and results of operations of the Company.

- **Uninsured Loss**. The Company has previously, or intends to obtain comprehensive insurance, including liability, fire, and extended coverage. Certain losses of a catastrophic nature such as from floods, tornadoes, thunderstorms and earthquakes are uninsurable or not economically insurable. Such "Acts of God", work stoppages, regulatory actions or other causes, could interrupt operations and adversely affect the Company's business.

- **Dependence on Key Personnel**; Need for Additional Personnel. The Company's success is substantially dependent on the performance of its executive officers and other key employees. The Company's performance also depends on the Company's ability to retain and motivate its other officers and key employees. The loss of the services of certain of its executive officers or certain other key employees could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company's future success also depends in part on its ability to identify, attract, hire, train, retain and motivate other highly-skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to successfully attract, integrate or retain sufficiently qualified personnel. The failure to attract and retain such personnel could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

- **Our officers and directors may have conflicts of interest which may not be resolved favorably to us.** Certain conflicts of interest may exist between us and our officers and directors. Our Officers and Directors may have other business interests to which they devote their attention and may be expected to continue to do so although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to us. See "Management and Other Consultants"

- **The Company's future revenue and operating results are unpredictable and may fluctuate significantly.** It is difficult to accurately forecast ELIXICURE revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: ELIXICURE's ability to further develop ELIXICURE applications; acceptance of

ELIXICURE products; the amount and timing of operating costs and capital expenditures; competition from other market venues that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. ELIXICURE's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

ELIXICURE may not be able to create and maintain a competitive advantage, given the rapid technological and other competitive changes affecting all markets worldwide. ELIXICURE's success will depend on its ability to keep pace with any such changes.

The potential markets for ELIXICURE products are characterized by rapidly changing regulatory framework, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands. The Company's success could depend on ELIXICURE's ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

The Company's profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent protection for its methods of producing ELIXICURE, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others.

There can be no assurance that (i) any ELIXICURE - related marks and patents will be issued from any pending or future patent applications; (ii) the scope of any trademark and patent protection will be sufficient to provide competitive advantages; (iii) any patents ELIXICURE obtains will be held valid if subsequently challenged, or (iv) others will not claim rights in or ownership of ELIXICURE's patents and its other proprietary rights. Unauthorized parties may try to copy aspects of ELIXICURE's products and technologies or obtain and use the information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. ELIXICURE cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect Elixicure's intellectual property rights to the same extent as do the laws of the United States.

Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require ELIXICURE to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time-consuming and could have a material adverse effect on ELIXICURE's business, operating results and financial condition, regardless of the outcome of such litigation.

- **General economic conditions and terrorism may have a significant impact on the Company's financial condition and operating results.** Adverse national and international economic conditions and acts of terrorism may reduce future demand for ELIXICURE, which would negatively impact ELIXICURE revenues and possibly its ability to continue operations. It is not possible to accurately predict the potential adverse impacts on ELIXICURE, if any, of current economic conditions or acts of terrorism on its financial condition, operating results and cash flow.

- **ELIXICURE operations will be dependent on ELIXICURE's ability to produce and sell its brand.** It is possible that ELIXICURE's production facilities may be vulnerable to unauthorized access, system failures and other security problems. Persons who circumvent security measures could wrongfully use its technology incorrectly or cause damage to its operations. It may be necessary for ELIXICURE to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any such breaches. Although ELIXICURE plans to always utilize industry-standard security measures, these measures may prove to be inadequate and system failures and delays may occur that could have an adverse effect on ELIXICURE's financial condition, operating results, and cash flow. ELIXICURE's systems and operations are also vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage, computer viruses, intentional acts of vandalism, and similar events. ELIXICURE is planning to manufacture Elixicure and associated brands in multiple laboratory facilities in case of system disruptions. Any system failure that causes an interruption in product or decreases the availability of its products for its customers could impair ELIXICURE's reputation, damage the brand, and negatively impact operating revenues.

- **Regulatory and Securities Compliance.** This private placement of Shares is being made in reliance on an exemption from registration requirements and there is no guarantee that it will comply with the regulatory requirements for such an exemption. This private placement of Shares will not be registered with the SEC under the Securities Act or with the securities agency of any state. The Shares are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth in this Memorandum. If the Company should fail to comply with the requirements of such exemption, investors may have the right to rescind their purchases of Units. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Shares will be offered without registration or qualification pursuant to a private offering or other exemption. If a sufficient number of investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the Shares by the remaining investors.

- **This is a private placement and as such you will not have the benefit of review of this Memorandum by the SEC or any other agency.**
  Since this offering is a private or nonpublic placement of securities and, as such, is not registered under federal or state securities laws, you will not have the benefit of review of this Memorandum by the SEC or any state securities commission. The terms and conditions of this private placement may not comply with the guidelines and regulations established for offerings that are registered and qualified with those agencies.

- **This Memorandum contains pro forma financials and financial projections that involve significant uncertainty.** This Memorandum contains pro forma financial information and financial projections that are forward-looking statements that involve significant risk and uncertainty. All materials or documents supplied by the Company, including any such pro forma financials or projections, should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. The assumptions and facts upon which such pro forma financials and projections are based are subject to variations that may arise as future events actually occur and to a complex series of events, many of which are outside the Company's control. The projections included herein are based on assumptions made by the management of the Company about future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate projections and may differ significantly. Neither the

Company nor the Board nor any other person or entity makes any representation or warranty as to the future profitability of the Company or of an investment in the Shares.

- **Development stage companies.** The Company is a development stage company as that term is defined in paragraphs 8 and 9 of SFAS No.7. The factors considered in this assessment include its need to attract significant working capital funding in order to meet its business objectives. These substantial risks could impair ELIXICURE's reputation, damage the brand, and negatively impact operating revenues.

- **Technological Change.** There can be no assurance that the Company's competitors will not succeed in developing or marketing products or technologies that are more effective and/or less costly and which render the Company's products obsolete or noncompetitive. In addition, new technologies and procedures could be developed that could replace or reduce the value of the Company's products. The Company's success will depend in part on its ability to respond quickly to technological changes through the development and introduction of new products and to successfully market these products. There can be no assurance that the Company's new product development efforts will result in any commercially successful products. A failure to develop and successfully market new products could have a material adverse effect on the Company's business, financial condition and results of operations. To remain competitive, the Company must continue to enhance and improve its responsiveness, functionality and features to meet customer needs. Introducing new technology into the Company's products involves numerous technical challenges and substantial amounts of personnel resources, and oftentimes may take many months to complete. The Company's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its existing products and services, develop new products and technology that address the needs of its customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. If the Company were unable to use new technologies effectively or adapt proprietary technology and transaction systems to customer requirements or emerging industry standards, it would be materially adversely affected.

- **Reliance on Outside Employees, Consultants, Manufacturers and Suppliers.** We may rely on the experience of outside employees, consultants, manufacturers and suppliers. In the event that one or more of these consultants or employees terminates employment with the Company, or becomes unavailable, suitable replacements will need to be obtained and there is no assurance that such employees or consultants could be obtained under conditions favorable to us.

- **Reliance on Suppliers.** The Company relies on key vendors and suppliers to provide high-quality products and services on a consistent basis. The Company's suppliers use outside facilities and contract manufacturers to produce quantities of materials including farms, manufacturing facilities, warehouses, shippers, testing facilities and other critical vendor partners. The future success of the Company is contingent on the efforts and performance of these suppliers. Although in the past we have obtained adequate quantities of raw materials and finished products on acceptable terms to meet our requirements, we may have difficulty in locating or using alternative resources should supply problems arise with the current suppliers. An interruption or reduction in the source of supply of any of the component materials, or an unanticipated increase in vendor prices, could materially affect our operating results and damage customer relationships as well as our business.

- **Dilution.** An investment in the securities will result in an immediate substantial dilution of the net tangible book value of the securities from the Offering price per share. Dilution is a reduction in the value of a purchaser's investment, measured by the difference between the purchase price and the net tangible book value of the securities after the purchase takes place. The net tangible book value of a share represents the number of our tangible assets less the amount of its liabilities, divided by the number of outstanding Shares. In addition, the Company may seek or need to raise additional capital in the future beyond the capital raised in this Private Placement which will also result in the dilution of current stockholders of the Company.

- **No Assurance of Revenues.** There can be no assurance that our proposed operations will result in sufficient revenues to enable us to operate at profitable levels or to generate a positive cash flow. As a result of the Company's limited operating history and the nature of the markets in which it competes, the Company may not be able to accurately predict its revenues. Any failure by the Company to accurately make such predictions would have a material adverse effect on the Company's business, results of operations and financial condition. Further, the Company's current and future expense levels are based largely on its investment plans and estimates of future revenues. The Company expects operating results to fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company's control. Factors that may adversely affect the Company's operating results include, among others, demand for the products of the Company, the budgeting cycles of potential customers, lack of enforcement of or changes in governmental regulations or laws, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction of new or enhanced products and services by the Company or its competitors, the timing and number of new hires, changes in the Company's pricing policy or those of its competitors, the mix of products, increases in the cost of raw materials, technical difficulties with the products, the incurrence of costs relating to future acquisitions, general economic conditions, and market acceptance of the Company's products. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition. Any seasonality is likely to cause quarterly fluctuations in the Company's operating results, and there can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.

- **There is a risk that shareholders will never receive dividends.** We do not guarantee, commit or undertake to issue a dividend to shareholders for the next several years even if cash were available to do so as we would re-invest those available funds back into the operations of our Company. We cannot assure shareholders that we will achieve results that might allow any level of cash distribution or year-to- year increases in cash distribution.

- **Highly Speculative Nature of Investment.** Due to the highly speculative nature of our business, it is likely that the investment in the Shares offered hereby could result in a total loss to the investor. Investors should be able to financially bear the loss of their entire investment. Investment should, therefore, be limited to that portion of discretionary funds not needed for normal living purposes or for reserves for disability and retirement.

- **Long Term Nature of Investment.** Investors should be aware of the long-term nature of an investment in our Company. Each investor will be required to represent that the securities purchased are for their own account, for investment purposes only and not with a view towards resale or distribution. The securities offered hereby may not be negotiated, assigned, or transferred without an opinion of counsel acceptable to our Company that transfer may be made without registration under the securities laws of the United States and applicable state laws. The securities offered hereby are restricted securities under the applicable securities laws of the United States or of the various states unless an exemption from registration is available. Therefore, the securities offered hereby may have to be held for an indefinite period of time. Investors who do not wish or who are not financially able to remain as investors for a substantial and indefinite period of time are advised against investment in the Shares offered hereby.

- **Arbitrary Offering Price.** The offering price of the securities was arbitrarily determined and does not necessarily bear any relationship to the assets, book value, earnings (loss) or our net worth and should not be considered to be an indication of the actual value of the Company.

- **Control of the Company.** The Common Stock offered hereby will represent a minority of the Company's outstanding stock after its issuance. In addition, a different classification of voting stock is owned by company founders. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company and it should be assumed that the officers, directors, and principal shareholders will be able, by virtue of their voting control and stock holdings, to control the Company's affairs and policies. As a result, these stockholders will possess significant influence over the Company, giving them the ability, among other things, to elect a majority of the Company's Board of Directors and approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company which could have a material adverse effect on the market price of the Company's Common Stock. See

"Principal Shareholders."

- **Limited Transferability.** The securities purchased pursuant to this Offering will be restricted from the resale. Although the Company may register the securities once earnings, net asset value and elapsed time in business criteria have been met so as to qualify the Company for listing on a stock exchange and registration with the Securities Exchange Commission, no assurance can be given that such an event will take place. Until that time, there will be no market for the securities issued in this Offering. The securities will not be transferable without the express written consent of the Company, approval to be granted upon the determination by the Company as to the suitability of the transferee.

- **Absence of Public Market; Non-Transferability and Non-Liquidity of Investment.** The securities are not being registered under the Securities Act or the Securities laws of any other appropriate jurisdiction in reliance on exemptions from such registration requirements. The securities may not be resold or otherwise transferred unless the securities are later registered under the Securities Act or the Securities laws of any other appropriate jurisdiction, or unless an exemption from such registration requirements is available. Accordingly, an investor may be unable to liquidate an investment in the securities and should be prepared to bear the economic risk of an investment in the securities for an indefinite period. In addition, an investor should be able to withstand the total loss of their or its investment. To buy the Shares, you must represent that you are acquiring the Shares for investment and not with a view to distribution or resale, that you understand the Shares are not readily transferable and, in any event, that you must bear the economic risk of an investment in the Shares for an indefinite period of time because the Shares have not been registered under the Securities Act or certain applicable state "Blue Sky" or securities laws, and that the Shares cannot be sold unless they are subsequently registered or an exemption from such registration is available: in this regard, for a secondary transfer of your Shares in the future to be qualified as an exempt secondary transfer (by "private sale"), you may not have made a public offer / distribution of the Shares (not a "public distribution" if the Shares are posted for sale only on any private network or via other means of private, non-public distribution), you must have held the Shares for at least one year from date of their purchase from the Company, and your transaction must otherwise be in compliance with all laws and regulations that may be applicable. Currently, there is no public or another trading market for the Shares, and there can be no assurance that the ELIXICURE will be operational and available to facilitate a private sale of your Shares and/or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so.

- **Broad Discretion of Management in Use of Proceeds.** The Company expects to use the net proceeds for expansion, purchase of additional production machinery, continued intellectual property development, general corporate purposes, including working capital, capital expenditures, promotional and marketing expenditures and to fund anticipated operating losses. In addition, the Company may use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products, IP and technologies if a favorable opportunity to make such an acquisition or investment arises. In the ordinary course of business, the Company expects to evaluate potential acquisitions of businesses, products and technologies, which complement the Company's business model. In addition, from time to time, the Company will evaluate the usage of the Company's cash to determine whether the then existing uses and apportionment should be changed. As a result, there can be no assurance that the Company's use of proceeds will strictly adhere to those uses described here and elsewhere in this Memorandum, as the Company's circumstances may materially change. Accordingly, the Company's management will have broad discretion in the application of the net proceeds. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition.

- **Regulatory changes and related risks.** We plan that ELIXICURE, in the near term, will be commercially marketed and sold worldwide with regulatory approvals to retailers and distributors of homeopathic remedies and to health-related product retailers. ELIXICURE plans to file additional patent claims to specifically cover homeopathic remedy applications. The regulation of new drug products is extensive, and the required process of laboratory testing and human studies is lengthy and expensive. For the near term, the Company will elect to participate in FDA-related testing programs. If and when there is a decision to participate, it is of course possible that the Company would fail to obtain FDA approvals in a timely manner, or even at all, as widespread acceptance of ELIXICURE products is expected to result in very significant and potentially very adverse economic consequences for the medical and pharmaceutical industries. After the Company obtains FDA regulatory approvals for drug products, the FDA's extensive regulation on manufacturing, labeling, distributing, marketing, promotion and advertising after product approval, would result in significantly higher production costs.

- **Capital Resources.** The only capital resources of our Company are our Shares, our intellectual properties, proprietary technologies, our licenses, and registered marks.

Exhibit F

The Offering Details

The Offering:

Question 9: What is the purpose of this offering?

We are planning to use the funds for Company Growth/Scaling and invest in Marketing, which will yield sales. The funds will primarily support the Research and Development of our product and will serve as Operating Capital for this purpose.

Question 10: How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Max Amount Sold	
Total Proceeds			
Less: Offering Expenses			
Net Proceeds			
Use of Net Proceeds			
(A) Operating Capital	**Projected** $548,661.02		
(B) Company Growth	$322,820.10		
(C) Research & Development	$199,244.00		
Total	**$1,070,725.12**		

Projected

Operating Expense	Q2	Q3	Q4	Q1	Total
Automobile Expense	$1,762.71	$1,762.71	$1,762.71	$1,762.71	7,050.84
Bank Service Charges	395	495	505	550.00	1,945.00
Computer and Internet Expenses	$6,761.38	6905.01	6988.52	7,001.21	27,656.12
Fees & Licensing	$1,155.04	$1,155.04	$1,155.04	$1,155.04	4,620.17
Insurance Expense	$949.74	$949.74	$949.74	$949.74	3,798.60
Janitorial Expense	$150.00	$150.00	$150.00	$150.00	600.00
Meals and Entertainment	$298.05	500.21	505.31	601.25	1,904.82
Merchant deposit fees	$51.11	75.12	89.21	90.11	305.55
Office Supplies	$1819.14	1919.12	1954.66	1,969.65	7,662.57
Payroll Expenses	$75,483.74	$75,483.74	$75,483.74	$75,483.74	301,934.96
Professional Fees	$17,103.19	$17,103.19	$17,103.19	$17,103.19	68,412.76
Rent Expense	$17,909.51	$17,909.51	$17,909.51	$17,909.51	71,638.04
Shipping Expense	$4,665.09	5102.11	5201.00	5,300.47	20,268.67
Utilities	$7,715.73	$7,715.73	$7,715.73	$7,715.73	30,862.92
					548,661.02

Company Growth

		Q1	Q2	Q3	Q4	Total
General and Administrative						
Salaries and wages		$16,000.00	$16,000.00	$24,000.00	$32,000.00	$88,000.00
Payroll taxes	11.0%	$1,760.00	$1,760.00	$2,640.00	$3,520.00	$12,320.00
Health insurance and employee benefits		$4,500.00	$4,500.00	$4,500.00	$4,500.00	$18,000.00
WC Insurance	0.9%	$148.80	$148.80	$223.20	$297.60	$1,041.60
Additional Insurance based on Sales	3.0%	$306.00	$171.00	$193.50	$288.00	$958.50
Advertising & Marketing		$7,500.00	$15,000.00	$30,000.00	$60,000.00	$120,000.00
Website Development & Maintanance		$1,000.00	$1,000.00	$1,000.00	$1,000.00	$4,000.00
Promotional Materials		$2,000.00	$2,000.00	$2,000.00	$2,000.00	$8,000.00
Tradeshows / Conventions		$6,000.00	$8,000.00	$10,000.00	$10,000.00	$34,000.00
Rent and facilities		$3,500.00	$3,500.00	$3,500.00	$3,500.00	$14,000.00
Telephone and communications		$1,000.00	$1,000.00	$1,000.00	$1,000.00	$4,000.00
Insurance		$8,000.00				$8,000.00
Legal		$2,000.00	$2,000.00	$2,000.00	$2,000.00	$8,000.00
Outsourced Accounting					$2,500.00	$2,500.00
						$322,820.10

TOTAL EXPENSES

Total Production, R&D Expenses		Q1	Q2	Q3	Q4	Total
	Yr 1	$53,714.80	$55,079.80	$81,056.70	$122,605.60	$322,820.10

Reseach & Development Costs

Services	Unit Price	Quantity	Total
Study Design	$7,761.00	1	$20,761.00
Protocol Creation	$5,178.00	1	$19,178.00
Study Material (incl. ICF, Study Specifics & Validated Questionnaires, Participant Communications etc.)	$5,199.00	1	$9,199.00
IRB Submission	$1,000.00	1	$1,000.00
Study Participants (incl. pre-screening & ICF)	$2,000.00	40	$80,000.00
Participant Management (Retention & Adherence)	$300.00	40	$12,000.00
Self-taken before & after photos	$100.00	40	$4,000.00
Data Capturing	$9,734.00	1	$9,734.00
Clinical Study Report	$13,000.00	1	$13,000.00
Total Clinical Research Organization Cost			
IRB Fee	$2,550.00	1	$2,550.00
Participant Compensation	$300.00	40	$12,000.00
Shipping & Handling	$50.00	40	$2,000.00
Total Other Cost			$14,000.00
Total R&D Cost			**$199,422.00**

Exhibit G

Description of the Issuer Securities

Questions 18:
How may the rights of the securities being offered to be materially limited, diluted or qualified by the rights of any other class of security identified above?
We are issuing all common stock that has the same rights and responsibilities. We are not issuing preferred shares and we do not have minority shareholders or different classes of shares.

Question 19:
Are any differences not reflected above between the securities being offered and each other class of security of the issuer?   Yes   No

Question 20:
How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities offered?
All Shareholders, including the executives/directors who are also S/H, have the same class of common stock.

Question 21:
How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
In August 2022, Texture. capital, our broker, appraised the company for $8,930,000.00 when we were working on Reg D, with $0.33 per share. Elixicure has a total of 26,036,691 shares total. Texture. capital based the valuation on financials (specifically the 2021 tax returns) and comps within the health wellness consumer packaged goods industry. Our early shareholder purchased our shares at a lower price when the company started. The first funds' deployments were towards hard costs and construction contracts, which resulted in 17,000 sq/ft structures in manufacturing. Since then the price per share increased, and new subscribers purchased their shares for a higher price.
Now that the company's infrastructure is built, its manufacturing commenced, and we added the shipping and distribution centers, we will be offering $0.33 per share for all new subscribers.

Questions 22:
What are the risks to purchasers of the securities relating to minority ownership in the issuer?
All shareholders have the same risks, including executives and directors who are also shareholders. We do not offer different classes of shares, and the risk is distributed equally between all shareholders.

Question 23:
What are the risks to purchasers associated with corporate actions including:
- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

Elixicure is not planning to repurchase the stocks. Currently, we send out an annual newsletter to our shareholders, and we keep them updated with all the company's affairs and progress. approximately 80% of our current shareholders are people who are connected to the executives/directors and have a personal connection to the company. To date, none of our shareholders sold their shares to third

parties.
Elixicure is holding quarterly Board of Directors meetings, where we review the quarterly financials and other market and sales topics. We welcome all shareholders to give feedback and take part in the decision-making process.

Question 24:
Describe the material terms of any indebtedness of the issuer:
When the company was formed in 2017, the set-up costs were all equity. We have one creditor, PayPal, to who we are paying back the operating capital on a weekly basis, we should close this within 6 months. Other than that, the company is not leveraged, and we do not have any loans or debt.

Question 26:
Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seek s to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
Exlxicure is strictly following its corporate bylaws as to the decision-making process. The board of directors meets regularly on a quarterly basis to review the company's quarterly financials, and it issues minutes and recommendations to the executives for the following quarters. All directors, who are also corporate executes are not voting if there is a transaction in which they might be an interested party, Moreover, the relationship between the shareholder and the directors is close, where each shareholder knows that should they ask for additional documents or information, the company shall provide this to them within 48 hours. To date, any decision which involved our personal pay, terms, or affairs was properly voted during board meetings, with full disclosure to our shareholders. We have full intention to continue this business practice and make sure that we follow the bylaws and the corporate procedures and policies.

Exhibit H

Elixicure Operating History

Questions 28:

Describe the financial condition of the issuer, including, the extent of material, liquidity, capital resources, and historical results of operations.
Our net income in 2021 was appx ($ -16,333.15) and in 2022 we saw a significant decrease in our net income ($ -351,142), our largest spending was around the rental and leasing of the manufacturing facility. Due to COVID and market-related changes, we lost 2 of our large private label accounts and independent retailers, who never open back up after the pandemic. Due to those reasons, we significantly reduces our manufacturing facility and offices from 17,000 sq/ft to 3,900 sq feet, which was the right business decision to do. Overall, Elixicure was able to focus on advertising and promoting its products, which benefit the growth of the company. We also paid appx $89,180 in professional fees, which is almost double what we paid in 2021. We believe that this is the key to our growth and success.

Elixicure
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Income	244,156.47
Merchant Deposit Fees	-1,081.78
Operating Expenses	
Advertising & Promotions	
Promotional Items	-2,488.84
Total Advertising & Promotions	-2,488.84
Total Operating Expenses	-2,488.84
Total Income	240,585.85
Cost of Goods Sold	
COGS	13,168.05
Lab Supplies	2,823.05
Merchant Account Fees	1,287.05
Total COGS	17,278.15
Gross Profit	223,307.70
Expense	
Advertising and Promotion	11,060.47
Automobile Expense	409.33
Bank Service Charges	549.66
Computer and Internet Expenses	9,526.22
Fees & Licensing	2,885.00
Insurance Expense	1,402.43
Janitorial Expense	79.70
Meals and Entertainment	265.51
Merchant deposit fees	68.47
Office Supplies	2,099.61
Payroll Expenses	21,232.50
Professional Fees	49,232.56
Ram Pro Master Loan Interest	369.72
Renovations	15,854.25
Rent Expense	95,520.66
Shipping Expense	8,281.60
Telephone Expense	107.02
Utilities	20,696.14
Total Expense	239,640.85
Net Ordinary Income	-16,333.15
Net Income	-16,333.15

Elixicure
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	211,742.82
Cost of Goods Sold	
*Cost of Goods Sold	0.00
COGS	13,311.83
Lab Supplies	858.92
Merchant Account Fees	1,083.66
Total COGS	15,254.41
Gross Profit	196,488.41
Expense	
Advertising and Promotion	72,245.04
Automobile Expense	6,641.54
Bank Service Charges	1,030.34
Computer and Internet Expenses	27,519.31
Depreciation Expense	25.95
Fees & Licensing	1,735.17
Insurance Expense	2,396.55
Interest Expense	-1.02
Meals and Entertainment	926.69
Merchant deposit fees	135.96
Office Supplies	5,176.93
Payroll Expenses	80,702.45
Professional Fees	89,180.19
Renovations	2,100.00
Rent Expense	204,117.38
Repairs and Maintenance	6,017.89
Research & Development	15,840.77
Shipping Expense	10,378.74
Telephone Expense	1,294.68
Utilities	20,166.77
Total Expense	547,631.33
Net Ordinary Income	-351,142.92
Net Income	**-351,142.92**

Exhibit I

ByLaws

BYLAWS

OF

ELIXICURE, INC. a
California corporation

BYLAWS

ARTICLE I

OFFICES

Section 1.   PRINCIPAL OFFICE. The board of directors shall fix the location of the principal executive office of the corporation at any place within or outside the State of California. If the principal executive office is located outside the State of California, and the corporation has one or more business offices in the State of California, the board of directors shall likewise fix and designate a principal business office in the State of California.

Section 2.   OTHER OFFICES. The corporation may also establish offices at such other places, both within and outside the State of California, as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 1.   PLACE OF MEETINGS. Meetings of shareholders shall be held at any place within or outside the State of California designated by the board of directors. In the absence of any such designation, shareholders' meetings shall be held at the principal executive office of the corporation.

Section 2.   ANNUAL MEETINGS. The annual meeting of shareholders shall be held on the first Monday of the seventh month following the end of its fiscal year, 12:00 p.m., or such other date or time as may be fixed by the board of directors; provided, however, that should said day fall upon a legal holiday, such annual meeting of shareholders shall be held at the same time on the next succeeding day which is a full business day. At such meeting, directors shall be elected and any other proper business may be transacted.

Section 3.   SPECIAL MEETINGS. A special meeting of the shareholders may be called at any time by the board of directors, the chairman of the board, the president, or one or more shareholders holding in the aggregate shares entitled to cast not less than ten percent (10%) of the votes at any such meeting.

If a special meeting is called by anyone other than the board of directors, the request shall be in writing, specifying the time of the meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the chairman of the board of the corporation. The officer receiving such request forthwith shall cause notice to be given pursuant to the provisions of Sections 4 and 5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 3 shall be construed as limiting, fixing, or affecting the time when a meeting of shareholders called by action of the board of directors may be held.

Section 4. NOTICE OF MEETINGS. All notices of meetings of shareholders shall be sent or otherwise given in accordance with Section 5 of this Article II; not less than ten (10) nor more than sixty (60) days before the date of the meeting being noticed. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted, or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the shareholders. The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees whom, at the time of the notice, management intends to present for election.

If action is proposed to be taken at any meeting for approval of (i) a contract or transaction in which a director has a direct or indirect financial interest, pursuant to Section 310 of the California Corporations Code (the "Code"), (ii) an amendment of the Articles of Incorporation, pursuant to Section 902 of the Code, (iii) a reorganization of the corporation, pursuant to Section 1201 of the Code, (iv) a voluntary dissolution of the corporation, pursuant to Section 1900 of the Code, or (v) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to Section 2007 of the Code, the notice shall also state the general nature of such proposal.

Section 5. MANNER OF GIVING NOTICE. Notice of any meeting of shareholders shall be given personally or by first class mail or telegraphic or other written communication, charges prepaid, addressed to the shareholder at the shareholder's address appearing on the books of the corporation for the purpose of notice. If no such address appears on the corporation's books or is given, notice shall be deemed to have been given if sent to that shareholder by first class mail or telegraphic or other written communication to the corporation's principal executive office, or if published at least once in a newspaper of general circulation in the county in which the principal executive office is located. Notice shall be deemed to have been given when delivered personally or deposited in the mail or sent by telegram or other means of written communication.

If any notice addressed to a shareholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that the Service is unable to deliver the notice to the shareholder at such address, all future notices or reports shall be deemed to have been duly given without further mailing if the same shall be available to the shareholder upon written demand at the principal executive office of the corporation for a period of one year from the date of the giving of such notice or report to all other shareholders.

Section 6. QUORUM. Unless otherwise provided in the Articles of Incorporation, the presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of shareholders shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Section 7. ADJOURNMENT. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares represented at such meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at such meeting, except as provided in Section 6 of the Article II.

When any meeting of shareholders, annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at a meeting at which the adjournment is taken, unless the adjournment is for more than forty-five (45) days from the date set for the original meeting, in which case the board of directors shall set a new record date. Notice of any such adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of Sections 4 and 5 of this Article II. At any adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

Section 8. VOTING. The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section II of this Article II, subject to the provisions of Sections 702 to 704, inclusive, of the Code (relating to voting shares held by a fiduciary, in the name of a corporation or in the names of two or more persons). The vote may be by voice vote or by ballot; provided, however, that an election for directors must be by ballot if demanded by a shareholder at the meeting and before the voting begins. Any shareholder entitled to vote on any matter (other than election of directors) may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares such shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares such shareholder is entitled to vote. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on any matter (other than the election of directors) shall be the act of the shareholders, unless the vote of a greater number of voting by

classes is required by the Code or the articles of incorporation.

At a shareholders' meeting involving the election of directors, no shareholder shall be entitled to cumulate votes on behalf of any candidate for director (i.e., each shareholder shall be entitled to cast for any one or more candidates no greater number of votes than the number of shares held by such shareholder) unless such candidate or candidates' names have been placed in nomination prior to the voting and the shareholder has given notice prior to the voting of the shareholder's intention to cumulate votes. If any shareholder has given such notice, every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such shareholder's shares are entitled, or as many candidates as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected.

Section 9. WAIVER OF NOTICE; CONSENT. The transactions of any meeting of shareholders, annual or special, however called and noticed, and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, who was not present in person or by proxy, signs a written waiver of notice, or a consent to a holding of the meeting, or an approval of the minutes thereof. The waiver of notice or consent need not specify either the business to be transacted or the purpose of any special meeting of shareholders, except that if action is taken or proposed to be taken for approval of any matters specified in the second paragraph of Section 4 of this Article II, the waiver of notice or consent shall state the general nature of the proposal. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Attendance of a person at a meeting shall also constitute a waiver of notice of such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not included in the notice of such meeting if such objection is expressly made at the meeting.

Section 10. ACTION WITHOUT MEETING. Unless otherwise provided in the Articles of Incorporation, any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less that the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. In the case of election of directors, such consent shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of directors; provided, however, that a director may be elected at any time to fill a vacancy on the board of directors not filled by the directors, by the written consent of the holders of a majority of the outstanding shares entitled to vote for the election of directors. All such consents

shall be filed with the secretary of the corporation and shall be maintained in the corporate records. Any shareholder giving a written consent, or the shareholder's proxy holder, or a transferee of the shares or a personal representative of the shareholder or their respective proxy holders, may revoke the consent by a writing received by the secretary of the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the secretary.

Unless the consent of all shareholders entitled to vote have been solicited in writing, the secretary shall give prompt notice of any corporate action approved by written consent to those shareholders entitled to vote who have not consented in writing. Such notice shall be given in the manner specified in Section 5 of this Article II. In the case of approval of (i) contracts or transactions in which a director has a direct or indirect financial interest, pursuant to Section 310 of Code, (ii) indemnification of agents of the corporation, pursuant to Section 317 of the Code, (iii) a reorganization of the corporation, pursuant to Section 1201 of the Code, or (iv) a distribution in dissolution other than in accordance with the rights of outstanding preferred shares, pursuant to Section 2007 of the Code, such notice shall be given at least ten (10) days before the consummation of the action authorized by any such approval.

Section 11. RECORD DATE. For purposes of determining the shareholders entitled to notice of any meeting or to vote or entitled to give consent to corporate action without a meeting, the board of directors may fix, in advance, a record date, which shall not be more that sixty (60) days nor less than ten (10) days prior to the date of the meeting nor more than sixty (60) days prior to the action without a meeting, and in such case only shareholders of record on the date so fixed are entitled to notice and to vote or to give consent, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date, except as otherwise provided in the California General Corporate law. If the board of directors does not fix a record date:

(a) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the tenth business day next preceding the day on which notice is given, or if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

(b) The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, (i) when no prior action by the board has been taken, shall be at the close of business on the day on which the board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

Section 12. PROXIES. Every person entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a written proxy signed by the person and filed with the secretary of the corporation. A proxy shall be deemed signed if the shareholder's name is placed on the proxy (whether by manual signature, typewriting, telegraphic transmission or otherwise) by the shareholder or the shareholder's attorney-in-fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless (i) revoked by the person executing it, prior to the vote pursuant thereto, by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by, the person executing the proxy; or (ii) written notice of the death or incapacity of the maker of the proxy is received by the corporation before the vote pursuant thereto is counted; provided, however, that no such proxy shall be valid after the expiration of eleven (11) months from the date of the proxy, unless otherwise provided in the proxy. The revocability of proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 705(e) and (f) of the Code.

Section 13. INSPECTORS OF ELECTION. Before any meeting of shareholders, the board of directors may appoint any persons (other than nominees for office) to act as inspectors of election at the meeting or any adjournments thereof. If inspectors of election are not so appointed, the chairman of the meeting may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one (1) or three (3). If inspectors are appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares represented in person or by proxy shall determine whether one (1) or three (3) inspectors are to be appointed. If any person appointed as inspector fails to appear or refuses to act, the chairman of the meeting may, and upon the request of any shareholder or a shareholder's proxy shall, appoint a person to replace the one who so failed or refused. If there are three (3) inspectors of election, the decision, act or certificate of a majority of them is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III

DIRECTORS

Section 1. POWERS. Subject to the provisions of the California General Corporation Law and any limitations in the Articles of Incorporation and these Bylaws relating to action required by the shareholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board of directors.

Section 2. NUMBER AND QUALIFICATION OF DIRECTORS. In the event there is more than one shareholder, the number of directors of the corporation shall not be less than two (2) nor more than six (6). The exact number of directors shall be two (2) until changed, within the limits specified above, by a bylaw amending this Section 2, duly adopted by the Board of Directors or by the shareholders. The indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, by a duly adopted amendment to the Articles of Incorporation or by an amendment to this bylaw duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the fixed number of the minimum number of directors to a number less than five cannot be adopted if the votes cast against its adoption at a meeting of the shareholders, or the shares not consenting in the case of action by written consent, are equal to more than 16-b% of the outstanding shares entitled to vote. No amendment may change the stated maximum number of authorized directors to a number greater than two times the stated minimum number of directors minus one.

Section 3. ELECTION AND TERM OF OFFICE. Directors shall be elected at each annual meeting of the shareholders to hold office until the next annual meeting. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

Section 4. REMOVAL. Any or all of the directors may be removed by order of court pursuant to Section 304 of the Code, or by the shareholders pursuant to the provision of Section 303 of the Code.

Section 5. VACANCIES. Vacancies in the board of directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, except that a vacancy created by the removal of a director may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present, or by the written consent of holders of a majority of the outstanding shares entitled to vote. Each director so elected shall hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified.

A vacancy or vacancies in the board of directors shall be deemed to exist in the case of the death, resignation or removal of any director, or if the board of directors by resolution declares vacant the office of a director who has been declared of unsound mind by an order of court or who has been convicted of a felony, or if the authorized number of directors is increased, or if the shareholders fail, at any meeting of shareholders at which any director or directors are elected, to elect the number of directors to be voted for at the meeting.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote.

Any director may resign effective upon giving written notice to the chairman of the board, the president, the secretary or the board of directors, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation of a director is effective at a future time, the board of directors may elect a successor to take office when the resignation becomes effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his or her term of office.

Section 6.	PLACE OF MEETINGS AND MEETING BY TELEPHONE. Regular meetings of the board of directors may be held at any place within or outside the State of California that has been designated from time to time by the resolution of the board. In the absence of such designation, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the board shall be held at any place within or outside the State of California that has been designated in the notice of the meeting or, if not stated in the notice or there is no notice, at the principal executive office of the corporation. Any meeting, regular or special, may be held by conference, telephone or similar communication equipment, so long as all directors participating can hear one another, and all such directors shall be deemed to be present in person at such meeting.

Section 7.	REGULAR MEETINGS. Immediately following each annual meeting of shareholders, the board of directors shall hold a regular meeting for the purpose of organization, any desired election of officers and the transaction of other business. Other regular meetings of the board of directors shall be held without call at such time as shall from time to time be fixed by the board of directors. Notice of regular meetings shall not be required.

Section 8.	SPECIAL MEETINGS. Special meetings of the board of directors for any purpose or purposes may be called at any time by the chairman of the board or the president or any vice president or the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered to each director personally or by telephone or sent by first class mail or telegram, charges prepaid, addressed to each director at his or her address as it is shown on the records of the corporation. In case the notice is mailed, it shall be deposited in the United States mail at least four (4) days prior to the time of the holding of the meeting. In case the notice is given personally, or by telephone or telegraph, it shall be delivered personally or by telephone or to the telegraph company at least forty-eight hours (48) hours prior to the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting nor the place if the meeting is to be held at the principal executive office of the corporation.

Section 9.	QUORUM. A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the board of directors, subject to the provisions of Section 310 of the Code (approval of contracts or transactions in which a director has direct or indirect material financial interest), and Section 317(e) of the Code (indemnification of directors). A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

Section 10. WAIVER OF NOTICE; CONSENT. The transactions of any meeting for the board of directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice if a quorum is present and, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes thereof. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Notice of a meeting shall also be deemed given to any director who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to that director.

Section 11. ADJOURNMENT. A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given, unless the meeting is adjourned for more than forty-eight (48) hours, in which case notice of such time and place shall be given prior to the time of the adjourned meeting, in the manner specified in Section 8 of this Article III, to the directors who were not present at the time of the adjournment.

Section 12. ACTION WITHOUT MEETING. Any action required or permitted to be taken by the board of directors may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to such action. Such action by written consent shall have the same force and effect as unanimous vote of the board of directors. The written consent or consents shall be filed with the minutes of the proceedings of the board.

Section 13. FEES AND COMPENSATION. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement of expenses, as may be fixed or determined by resolution of the board of directors. Nothing contained herein shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation for such service.

ARTICLE IV

COMMITTEES

Section 1. COMMITTEES OF DIRECTORS. The board of directors may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors, to serve at the pleasure of the board. The board may designate one or more directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the board, may have all the authority of the board, except with respect to:

(a) the approval of any action which, under the California General Corporation Law, also requires shareholders' approval or approval of the outstanding shares;

(b) the filling of vacancies in the board of directors or in any committee;

(c) the fixing of compensation for the directors for serving on the board or on any committee;

(d) the amendment or repeal of Bylaws or adoption of new Bylaws;

(e) the amendment or repeal of any resolution of the board of directors which by its express terms is not so amendable or repealable;

(f) a distribution to the shareholders of the corporation, except at a rate or in a periodic amount or within a price range determined by the board of directors; or,

(g) the appointment of any other committees of the board of directors or the members thereof.

Section 2. MEETINGS AND ACTION. Meetings and action of committees shall be governed by, and held and taken in accordance with, the provisions of Article III of these Bylaws, Section 6 (place of meetings and meetings by telephone), Section 7 (regular meetings), Section 8 (special meetings), Section 9 (quorum), Section 10 (waiver of notice), Section 11 (adjournment) and Section 12 (action without meeting), with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the board of directors and its members, except that the time of regular meetings of committees may be determined by the resolution of the board of directors as well as the committee; special meetings of committees may also be called by resolution of the board of directors; and notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The board of directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

ARTICLE V

OFFICERS

Section 1. OFFICERS. The officers of the corporation shall be a president, a secretary and a chief financial officer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article V. Any number of offices may be held by the same person.

Section 2. ELECTION. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article V, shall be chosen by the board of directors, and each shall serve at the pleasure of the board, subject to the rights, if any, on an officer under any contract of employment.

Section 3. OTHER OFFICERS. The board of directors may appoint, and may empower the president to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the board of directors may from time to time determine.

Section 4. REMOVAL AND RESIGNATION. Subject to the rights, if any, of any officer under any contract of employment, any officer may be removed, either with or without cause, by the board of directors or, except in case of an officer chosen by the board of directors, by any officer upon whom such power of removal may be confirmed by the board of directors.

Any officer may resign at any time by giving written notice to the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any such resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is party.

Section 5. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these Bylaws for regular appointments to such office.

Section 6. CHAIRMAN OF THE BOARD. The chairman of the board, if such an officer be elected, shall, if present, preside at meetings of the board of directors and exercise and perform such other powers and duties as may be from time to time assigned to him or her by the board of directors or prescribed by the Bylaws. If there is no president, the chairman of the board shall in addition be the chief executive officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article V.

Section 7. PRESIDENT. Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction and control of the business and the officers of the corporation. He or she shall preside at all meetings of the shareholders and, in the absence of the chairman of the board, of if there be none, at all meetings of the board of directors. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and shall have such other powers and duties as may be prescribed by the board of directors or the Bylaws.

Section 8.   VICE PRESIDENTS. In the absence or disability of the president, the vice presidents, if any, in order of their rank as fixed by the board of directors or, if not ranked, a vice president designated by the board of directors, shall perform all the duties of the president, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or the Bylaws and the president or the chairman of the board.

Section 9.   SECRETARY. The secretary shall keep, or cause to be kept, at the principal executive office or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' and committee meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office or such other place as the board of directors may direct, a book of minutes of all meetings and actions of directors, committees of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' and committee meetings, the number of shares present or represented at shareholders' meetings and the proceedings thereof.

The secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the board of directors required by the Bylaws to be given, and he or she shall keep the seal of the corporation, if one be adopted, in safe custody, and shall have such other powers an perform such other duties as may be prescribed by the board of directors or by the Bylaws.

Section 10.   CHIEF FINANCIAL OFFICER. The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

The chief financial officer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the board of directors. He or she shall disburse, or cause to be disbursed, the funds of the corporations as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all financial transactions and of the financial condition of the corporation and shall have such other powers and perform such other duties as may be prescribed by the board of directors or the Bylaws.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS,

OFFICERS, EMPLOYEES AND OTHER AGENTS

Section 1. INDEMNIFICATION. The corporation may, to the maximum extent permitted by the California General Corporation Law, indemnify each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation. For the purposes of this Article VI, an "agent" of the corporation includes any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent, or was a director, officer, employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

Section 2. ADVANCE OF EXPENSES. Expenses incurred in defending any proceeding may be advanced by this corporation prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount unless it shall be determined ultimately that the agent is entitled to be indemnified as authorized in this Article.

Section 3. OTHER CONTRACTUAL RIGHTS. Nothing contained in this Article shall affect any right to indemnification to which persons other than directors and officers of this corporation or any subsidiary hereof may be entitled by contract or otherwise.

Section 4. INSURANCE. Upon and in the event of a determination by the board of directors of this corporation to purchase such insurance, this corporation shall purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such whether or not this corporation would have the power to indemnify the agent against such liability.

ARTICLE VII

RECORDS AND REPORTS

Section 1. MAINTENANCE AND INSPECTION OF SHARE REGISTER. The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each shareholder.

A shareholder or shareholders of the corporation holding at least five percent (5%) in the aggregate of the outstanding voting shares of the corporation may (i) inspect and copy the records of shareholders' names and addresses and shareholdings during usual business hours upon five (5) days prior written demand upon the corporation, or (ii) obtain from the transfer agent of the corporation, upon written demand and upon the tender of the transfer agent's usual charges for such list, a list of the shareholders' names and addresses, who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which such list has been compiled or as of a date specified by the shareholder subsequent to the date of demand. The list shall be made available to that shareholder on or before the later of five (5) days after the demand is received or the date specified therein as the date as of which the list is to be compiled. The record of shareholders shall also be opened to inspection upon the written demand of any shareholder or holder of a voting trust certificate, at any time during usual business hours, for a purpose reasonably related to such holder's interests as a shareholder or as the holder of a voting trust certificate. Any inspection and copying under this Section may be made in person or by an agent or attorney of the shareholder or holder of a voting trust certificate making such demand.

Section 2. MAINTENANCE AND INSPECTION OF BYLAWS. The corporation shall keep at its principal executive office, or if its principal executive office is not in the State of California, at its principal business office in that State, the original or a copy of the Bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside the State of California and the corporation has no principal business office in that State, the Secretary shall, upon the written request of any shareholder, furnish to such shareholder a copy of the Bylaws as amended to date.

Section 3. MAINTENANCE AND INSPECTION OF OTHER CORPORATE RECORDS. The accounting books and records and minutes of proceedings of the shareholders and the board of directors and any committee or committees of the board of directors shall be kept at such place or places designated by the board of directors, or, in the absence of such designation, at the principal executive office of the corporation. The minutes shall be kept in written form and the accounting books and records shall be kept either in written form or in any other form capable of being converted into written form. Such minutes and accounting books and records shall be open to inspection upon written demand of any shareholder or holder of a voting trust certificate, at any reasonable time during usual business hours, for a purpose reasonably related to the holder's interest as a shareholder or as the holder of a voting trust certificate. The inspection may be made in person or by an agent or attorney, and shall include the right to copy and make extracts. The foregoing rights of inspection shall extend to the records of each subsidiary of the corporation.

Section 4. INSPECTION BY DIRECTORS. Every director shall have the absolute right at any reasonable time to inspect all books, records and documents of every kind and the physical properties of the corporation and each subsidiary corporation. Such inspection by a director may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts.

Section 5. ANNUAL REPORTS. The annual report to shareholders referred to in Section 1501 of the Code is expressly dispensed with, but nothing herein shall be interpreted as prohibiting the board of directors from issuing annual or other periodic reports to the shareholders of the corporation as they deem appropriate.

Section 6. FINANCIAL STATEMENTS. A copy of any annual financial statement and any income statement of the corporation for each quarterly period of each fiscal year, and any accompanying balance sheet of the corporation as of the end of each such period, that has been prepared by the corporation shall be kept on file in the principal executive office of the corporation for twelve (12) months and each such statement shall be exhibited at all reasonable times to any shareholder demanding examination of any such statement or a copy shall be mailed to any such shareholder.

If a shareholder or shareholders holding at least five percent (5%) of the outstanding shares of any class of stock of the corporation makes a written request to the corporation for an income statement of the corporation for the three-month, six-month or nine-month period of the then current fiscal year ended more than thirty (30) days prior to the date of the request, and a balance sheet of the corporation as of the end of such period, the chief financial officer shall cause such statements to be prepared, if not already prepared, and shall deliver personally or mail such statement or statements to the person making the request within thirty (30) days after the receipt of such request. If the corporation has not sent to the shareholders its annual report for the last fiscal year, this report shall likewise be delivered or mailed to such shareholder or shareholders within thirty (30) days after such request.

The corporation also shall, upon the written request of any shareholder, mail to the shareholder a copy of the last annual, semi-annual or quarterly income statement which it has prepared and a balance sheet as of the end of such period.

The quarterly income statements and balance sheets referred to in this section shall be accompanied by the report thereon, if any, of any independent accountants engaged by the corporation or the certificate of an authorized officer of the corporation that such financial statements were prepared without audit from the books ad records of the corporation.

ARTICLE VIII

GENERAL MATTERS

Section 1. RECORD DATE FOR PURPOSES OTHER THAN NOTICE AND VOTING. For purposes of determining the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any other lawful action (other than action by shareholders by written consent without a meeting), the board of directors may fix, in advance, a record date, which shall not be more than sixty (60) days prior to any such action, and in such case only shareholders of record on the date so fixed are entitled to receive the dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any share on the books of the corporation after the record date so fixed, except as otherwise provided in the California General Corporation Law.

If the board of directors does not so fix a record date, the record date for determining shareholders for any such purpose shall be at the close of business on the date on which the board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such action, whichever is later.

Section 2. CHECKS, DRAFTS, EVIDENCES OF INDEBTEDNESS. All checks, drafts or other order for payment of money, notes, or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the board of directors.

Section 3. CORPORATE CONTRACTS AND INSTRUMENTS; HOW EXECUTED. The board of directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and unless so authorized or ratified by the board of directors or within the agency power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 4. CERTIFICATES FOR SHARES. A certificate or certificates for shares of the capital stock of the corporation shall be issued to each shareholder when any such shares are fully or partially paid; provided on the latter case that such certificates shall state the amount of the consideration to be paid therefor and the amount paid thereon. All certificates shall be signed in the name of the corporation by the chairman of the board or vice chairman of the board or the president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

Section 5. LOST CERTIFICATES. Except as hereinafter in this Section provided, no new certificates for shares shall be issued in lieu of an old certificate unless the latter is surrendered to the corporation and canceled. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen or destroyed, authorize the issuance of a new certificate in lieu thereof, upon such terms and conditions as the board may require, including provision for indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction of such certificate or the issuance of a replacement certificate.

Section 6. REPRESENTATION OF SHARES OF OTHER CORPORATIONS. The chairman of the board, the president, or any vice president, or any other person authorized by resolution of the board of directors or by any of the foregoing designated officers, is authorized to vote on behalf of the corporation any and all shares of any other corporation or corporations, foreign or domestic, standing in the name of the corporation. The authority granted to said officers to vote or represent on behalf of the corporation any and all shares held by the corporation in any other corporation or corporations may be exercised by any such officer in person or by any person authorized to do so by a proxy duly executed by said officer.

Section 7. CONSTRUCTION AND DEFINITIONS. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the California General Corporation Law shall govern the construction of these Bylaws. Without limiting the generality of the foregoing, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person. All references in these Bylaws to the California General Corporation Law or to sections of the Code shall be deemed to be to such Law or sections as they may be amended and in effect and, if renumbered, to such renumbered provisions at the time of any action taken under the Bylaws.

ARTICLE IX

AMENDMENTS

Section 1. AMENDMENT BY SHAREHOLDER. New Bylaws may be adopted or these Bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitle to vote; provided, however, that if the Articles of Incorporation of corporation set forth the number of authorized directors or the corporation, the authorized number of directors may be changed only by an amendment of the Articles of Incorporation.

Section 2. AMENDMENT BY DIRECTORS. Subject to the rights of the shareholders to adopt, amend or repeal Bylaws as provided in Section 1 of this Article IX, Bylaws, other than a Bylaw amendment changing the authorized number of directors, may be adopted, amended or repealed by the board of directors.

CERTIFICATE OF SECRETARY

The undersigned certifies:

(1)   That the undersigned is the duly elected and acting Secretary of **ELIXICURE INC.**; and,

(2)   That the foregoing Bylaws constitute the Bylaws of said Corporation as duly adopted by a Consent of Directors dated MAY 30, 2017.

IN WITNESS WHEREOF, I have hereunto subscribed my name as of this 30TH day of MAY, 2017.

_____

Eyel Kotler, Secretary